082-04831 SUPPL

sxr URANIUM ONE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the "Meeting") of sxr Uranium One Inc. (the "Corporation") will be held in the West Dining Room at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario M5X 1C1 on Thursday, June 7, 2007, at 12:30 p.m. (Toronto time), for the following purposes:

1. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2006, together with the report of the auditors thereon.

2. To consider, and if deemed appropriate, to pass, with or without variation, a special resolution approving the amendment of the articles of the Corporation to change the number of directors from a minimum of three and a maximum of 10 to a minimum of three and a maxim[illegible] more particularly described in the accompanying management information circular.

3. To elect directors of the Corporation for the ensuing year.

4. To appoint Deloitte & Touche LLP, Chartered Accountants as auditors of the Corporati[illegible] ensuing year, and to authorize the directors to fix their remuneration.

5. To consider and, if deemed appropriate, to pass, with or without variation, a special resolution approving the change of the Corporation's name to "Uranium One Inc." or to such other name as may be acceptable to the board of directors of the Corporation and to the regulators having jurisdiction over the Corporation.

6. To consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the Restricted Share Plan of the Corporation to increase the maximum number of common shares issuable thereunder, as more particularly described in the accompanying management information circular.

7. To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, a form of proxy, a request form and the audited consolidated financial statements of the Corporation for the year ended December 31, 2006.

Shareholders of the Corporation are invited to attend the Meeting. Shareholders of record as of the close of business on April 27, 2007 will be entitled to vote at the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and deposit the enclosed form of proxy accompanying this notice of the Meeting. To be effective, forms of proxy must be received by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Dated at Vancouver, British Columbia, this 8th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Ian Telfer*
Ian Telfer
Chairman of the Board

dlw 5/18

sxr URANIUM ONE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

Solicitation of Proxies

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of sxr Uranium One Inc. (the "Corporation") for use at the annual and special meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the notice of the Meeting accompanying this Information Circular (the "Notice"). References in this Information Circular to the Meeting include any adjournment or adjournments thereof. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone, facsimile or electronically by the directors, officers and regular employees of the Corporation or by agents appointed by the Corporation. Employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of Common Shares and obtaining proxies therefor. **The solicitation of proxies by this Information Circular is being made by and on behalf of management of the Corporation.** The cost of the solicitation will be borne by the Corporation.

The board of directors of the Corporation (the "Board") has fixed the close of business on April 27, 2007 as the record date, being the date for the determination of registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Corporation's transfer agent at the address indicated on the enclosed envelope at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The information contained herein is given as of May 8, 2007 except as otherwise indicated.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the enclosed request for voting instructions form.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Information Circular are officers or directors of the Corporation. **A shareholder of the Corporation has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons specified in such form of proxy to attend and act for and on behalf of such shareholder at the Meeting. Such right may be exercised by either striking out the names of the persons specified in the form of proxy accompanying this Information Circular and inserting the name of the person to be appointed in the blank space provided in such form of proxy or by completing and executing another form of proxy and, in either case, returning such completed and executed form of proxy in the manner described in the Notice of the Meeting.**

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder may revoke a proxy be delivering a written revocation to the registered office of the Corporation at Suite 1610, 390 Bay Street, Toronto, Ontario M5H 2Y2 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by depositing a written revocation with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the form of proxy accompanying this Information Circular will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such shares will be voted in favour of each of the matters referred to in the Notice of the Meeting.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation is not aware that any such amendments, variations or other matters may properly come before the Meeting. If, however, any such amendments or other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such amendments or other matters in accordance with their best judgment.

Voting by Non-Registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders ("Non-Registered Shareholders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Information Circular, the enclosed form of proxy and a

request form (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to the Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given a voting instruction form **which is not signed by the Intermediary** and which, when properly completed and signed by the Non-Registered Shareholder and **returned to the Intermediary or its service company**, will provide voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular, printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is not otherwise completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deposit it as specified.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the name of the Non-Registered Shareholder or such other person in the blank space provided. **In either case, the Non-Registered Shareholder should carefully follow the instructions of their Intermediary including those regarding when and where the proxy or voting instruction form is to be delivered.**

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

No (i) director or executive officer of the Corporation who has held such position at any time since January 1, 2006, (ii) proposed nominee for election as a director of the Corporation or (iii) associate or affiliate of a person in (i) or (ii) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Voting Securities and Principal Holders of Voting Securities

As of the April 27, 2007 record date for the Meeting, 357,027,672 common shares ("Common Shares") in the capital of the Corporation were issued and outstanding. Each holder of record of a Common Share at the close of business on the record date will, unless otherwise specified herein, be entitled to one vote for each Common Share held by such holder on all matters to be brought before the Meeting.

To the knowledge of the officers and directors of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all outstanding Common Shares entitled to be voted at the Meeting.

BUSINESS OF THE MEETING

Amendment to the Articles - Number of Directors

The articles of the Corporation currently provide that the Corporation shall have a minimum of three and a maximum of 10 directors, the precise number within that range to be determined by the Board from time to time. In light of the Corporation's recent growth and development, the Board considers that it is advisable to change the range from a minimum of three and a maximum of 10, to a minimum of three and a maximum of 12, the precise number within that range to be determined by the Board from time to time.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form attached as Schedule "A" to this Information Circular approving the amendment of the articles of the Corporation to provide that the number of directors of the Corporation shall be a minimum of three and a maximum of 12, the precise number within that range to be determined by the Board from time to time and, until such number is determined, such number shall be deemed to be nine.

Unless otherwise specified in the accompanying form of proxy, the persons designated as proxyholders intend to vote the Common Shares represented by such form of proxy, properly executed, for the resolution attached as Schedule "A". To be effective, the resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

Election of Directors

The articles of the Corporation both before and after the amendment described above provide that the actual number of directors within the applicable range shall be determined by resolution of the Board. The Board has by resolution dated May 8, 2007 fixed the number of directors of the Corporation at nine, thereby increasing the current number of directors of the Corporation from eight to nine. The term of office of each of the current directors expires on the election of directors at the Meeting.

The persons named in the form of proxy which accompanies this Information Circular intend to vote for the election of the nominees whose names are set forth below, unless the shareholder has specified in the form of proxy that the Common Shares represented by such form of proxy are to be withheld from voting in respect of the election of directors of the Corporation. The affirmative vote of a majority of the votes cast in respect of the motion thereon is required in order to approve this matter. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the form of proxy accompanying this Information Circular have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee in

their discretion. Each director elected will hold office until his successor is elected at the next annual meeting of the Corporation or any adjournment thereof or until his successor is otherwise elected or appointed.

The following table sets forth the names of the nominees for election as directors, the municipality in which each is ordinarily resident, their position with the Corporation, their principal occupation or employment, the date upon which became a director of the Corporation and the number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them, as of April 30, 2007:

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director Since	Securities Beneficially Owned or Controlled (1)
ANDREW B. ADAMS (2)(3)(4) Oakville, Ontario	Director	Corporate Director	December 2005	10,000 Common Shares 275,000 Options 57,445 Restricted Share Rights
DR. MASSIMO C. CARELLO (5) London, England	Consultant	Corporate Director	--	520,000 Options
NEAL J. FRONEMAN (6)(7) Springs, South Africa	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	December 2005	657,735 Common Shares 873,080 Options 30,000 Restricted Share Rights
DAVID HODGSON (6)(7) Johannesburg, South Africa	Director	Corporate Director	July 2006	200,000 Options 45,789 Restricted Share Rights
TERRY ROSENBERG (2) Durban, South Africa	Director	Chairman, Oakbrook Investments	December 2005	378,000 Common Shares 192,000 Options 38,297 Restricted Share Rights
PHLLIP SHIRVINGTON (6)(7) San Francisco, California	Director	Corporate Director	April 2007	549,750 Common Shares 1,571,875 Options
IAN TELFER (3)(4) West Vancouver, British Columbia	Director	Chairman, Goldcorp Inc.	April 2007	990,000 Common Shares 700,000 Options
MARK WHEATLEY (6)(7) North Manly, New South Wales, Australia	Director	Corporate Director	September 2003	125,000 Options 13,786 Restricted Share Rights
KENNETH WILLIAMSON (2)(3) Dwight, Ontario	Director	Corporate Director	December 2005	20,000 Common Shares 275,000 Options 57,445 Restricted Share Rights

Notes:

(1) The information as to Common Shares, options and restricted share rights beneficially owned or over which control or direction is exercised (not being within the knowledge of the Corporation) has been furnished by the respective nominees individually.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Member of the Corporate Governance and Nominating Committee.

(5) Dr. Carello provides financial advisory consulting services to the Corporation pursuant to a consulting agreement with the Corporation dated as of April 26, 2007.
(6) Member of the Safety, Health and Environment Committee.
(7) Member of the Technical Operations Committee.

Each of the above individuals has during the preceding five years held the principal occupation indicated opposite his name except for:

- Andrew Adams, who was Vice President and Chief Financial Officer of Aber Diamond Corporation prior to October 2003;

- Dr. Massimo Carello, who was Non-Executive Director of Anker plc from 2004 to 2005, Chairman and Chief Executive Officer of Diners Club U.K. Ltd. from 2001 to 2004, and Chairman and Chief Executive Officer of Fiat U.K. Ltd. from 1990 to 2001;

- Neal Froneman, who was Chief Executive Officer of Aflease Gold and Uranium Resources Limited prior to December 2005 and Vice President and Head of Operations at Goldfields Inc. prior to April 2003;

- David Hodgson, who was Chief Operating Officer of Anglogold Ashanti prior to April 2005;

- Phillip Shirvington, who was President and Chief Executive Officer of UrAsia Energy Ltd. ("UrAsia") prior to April 2007;

- Ian Telfer, who was Chief Executive Officer and President of Goldcorp Inc. prior to November 2006 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. prior to February/March 2005; and

- Mark Wheatley, who was Chief Executive Officer of the Corporation prior to December 27, 2005 (and Chairman from June 2004 to December 2005) and General Manager, Corporate Development for AurionGold Limited prior to September 2003.

Cease Trade Orders and Bankruptcies

Ian Telfer was a Vice-Chairman of Itemus Inc. when it made an assignment in bankruptcy on July 31, 2001. No other director of the Corporation is or has been, within the preceding 10 years, a director or executive officer of any other issuer that, while that person was acting in such capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Mr. Mark Wheatley was appointed Managing Director and Chief Executive Officer of BMA Gold Limited ("BMA") on July 10, 2006, a company listed on the Australian Stock Exchange (the "ASX"). After a downgrade of resources and reserves, a decision was taken to suspend mining operations and transition BMA back to an exploration company. In concert with the secured lender, the directors of BMA appointed a voluntary administrator on January 30, 2007 to execute management's plans for mine closure and the sale of surplus assets, as the first phase in recapitalizing the company. Trading of the company's shares on the ASX has been suspended since January 29, 2007.

No director of the Corporation, or a personal holding company of any of them, is or has, within the preceding 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Appointment of Auditors

The persons named in the form of proxy which accompanies this Information Circular intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants as auditors of the Corporation, to hold office until their successors are appointed, and to authorize the directors of the Corporation to fix the remuneration of the auditors, unless the shareholder has specified in the form of proxy that the Common Shares represented by such form of proxy are to be withheld from voting in respect thereof. The affirmative vote of a majority of the votes cast is required in order to approve this matter.

In connection with the completion of the arrangement under the *Business Corporations Act* (British Columbia) pursuant to which the Corporation acquired, effective April 20, 2007, all of the issued shares of UrAsia, PricewaterhouseCoopers LLP advised the Corporation that they would be resigning as auditors of the Corporation (except with respect to the Corporation's majority-owned subsidiary, Aflease Gold Limited) effective May 16, 2007 and Deloitte & Touche LLP, the auditors of UrAsia, were appointed as auditors of the Corporation effective May 16, 2007. No "reportable event" within the meaning of National Instrument 51-102 - *Continuous Disclosure Obligations* occurred prior to or in connection with the change of auditors.

Amendment to the Articles – Change of Corporate Name

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form attached as Schedule "B" to this Information Circular approving the change in the Corporation's name from "sxr Uranium One Inc." to "Uranium One Inc.", subject to such amendments, variations or additions as may be approved at the Meeting.

Unless otherwise specified in the accompanying form of proxy, the persons designated as proxyholders intend to vote the Common Shares represented by such form of proxy, properly executed, for the resolution attached as Schedule "B". To be effective, the resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

Amendment to Restricted Share Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form attached as Schedule "C" to this Information Circular approving the increase in the number of Common Shares reserved for issuance under the Restricted Share Plan of the Corporation from 1,000,000 Common Shares to 3,000,000 Common Shares, subject to such amendments,

variations or additions as may be approved at the Meeting. A description of the material features of the Plan is provided below under the heading "Restricted Share Plan".

An aggregate of 1,000,000 Common Shares were originally reserved for issuance under the Restricted Share Plan, representing approximately 0.9% of the 111,808,843 Common Shares which were issued and outstanding as of the record date for the Corporation's annual and special general meeting in June 2006 when the Plan was approved by shareholders. As of April 27, 2007, an aggregate of 432,645 restricted share rights have been issued under the Restricted Share Plan. If the proposed amendment is approved in the manner requested, the number of Common Shares which may be reserved for future issuance under the Plan would represent approximately 0.8% of the 357,027,672 Common Shares which were issued and outstanding as at April 27, 2007. All other provisions of the Restricted Share Plan would remain in full force and effect, unamended.

The proposed amendment would provide the Corporation, in line with its recent rapid growth, with the continued flexibility to utilize either or both or its two equity-based incentives, i.e. restricted share rights and stock options, and thereby maintain the Corporation's ability to attract, retain and motivate its executive officers, employees and directors. Unless otherwise specified in the accompanying form of proxy, the persons designated as proxyholders intend to vote the Common Shares represented by such form of proxy, properly executed, for the resolution attached as Schedule "C". To be effective, the resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

The following table provides information for the three most recently completed financial years ended December 31, 2006 regarding compensation paid to or earned by each of the following officers of the Corporation: (i) the President and Chief Executive Officer; (ii) the former Chief Executive Officer; (iii) the Chief Financial Officer; (iv) the former Chief Financial Officer; and (v) the other officers of the Corporation and its subsidiaries whose total salary and bonus for 2006 exceeded $150,000 (the "Named Executive Officers") by the Corporation during the fiscal years ended December 31, 2006, 2005 and 2004.

Summary Compensation Table(1)

		Annual Compensation			Long Term Compensation			
Name and Principal Position	**Fiscal Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation(2)**	**Securities Under Options/SARS Granted (# shares) (3)**	**Restricted Shares or Restricted Share Units ($)(4)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
Neal J. Froneman President and Chief Executive Officer	2006	402,117	241,270	-	211,516	269,400	-	-
	2005	386,740(5)	386,740	-	1,315,419	-	-	-
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
D. Jean Nortier Chief Financial Officer	2006	351,852	142,137	-	70,163	179,600	-	-
	2005	267,587(6)	267,587	-	690,149	-	-	-
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A

		Annual Compensation			Long Term Compensation			
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation[2]	Securities Under Options/SARS Granted (# shares) [3]	Restricted Shares or Restricted Share Units ($)[4]	LTIP Payouts ($)	All Other Compensation ($)
K. Bruce K. Jones Executive Vice President, Projects and Integration	2006	276,455	110,582	-	112,526	89,800	-	-
	2005	263,931[7]	171,555	-	685,008	-	-	-
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert van Niekerk Executive Vice President, Africa and Europe [8]	2006	261,376	117,619	-	65,113	-	-	-
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Greg Cochran Executive Vice President, Australia and Asia [9]	2006	163,886	58,127	-	126,466	414,679	-	-
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mark Wheatley Former Chairman and Chief Executive Officer	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2005	179,440	72,000	13,310	190,000	-	-	392,857 [10]
	2004	159,904	11,779	10,578	-	-	-	-
Leigh Curyer Former Chief Financial Officer	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2005	126,139	22,500	31,360	80,000	-	-	128,464 [11]
	2004	111,106	14,423	29,550	100,000	-	-	-

(1) All amounts are expressed in Canadian dollars and have been converted from South African Rand (in the case of Messrs. Froneman, Nortier and Jones) at an exchange rate of ZAR5.97/$ for 2006 and ZAR5.43/$ for 2005 and from Australian dollars (in the case of Messrs. Cochran, Wheatley and Curyer) at an exchange rate of AU$1.17/$ for 2006, AU$1.12/$ for 2005 and AU$1.04/$ for 2004.

(2) The aggregate value of all other annual compensation for each Named Executive Officer, other than Leigh Curyer, does not exceed the lesser of Cdn $50,000 and 10% of his aggregate salary and bonus.

(3) Options are exercisable for the purchase of Common Shares.

(4) The Restricted Share Plan was adopted in 2006. The value provided is as of the date of the grants. As of December 31, 2006, the aggregate number and value of Restricted Share Rights held by each of the Named Executive Officers were as follows: Mr. Froneman - 30,000 Restricted Share Rights, $480,000; Mr. Nortier -20,000 Restricted Share Rights, $320,000; Mr. Jones - 10,000 Restricted Share Rights, $160,000; Mr. Cochran - 29,876 Restricted Share Rights, $478,016; and Mr. van Niekerk - 0 Restricted Share Rights, $0.

(5) Mr. Froneman was appointed President and Chief Executive Officer of the Corporation on December 27, 2005. This amount represents salary paid by Aflease Gold and Uranium Resources Limited from January 1, 2005 to December 27, 2005 and salary paid by the Corporation from December 27, 2005 to December 31, 2005.

(6) Mr. Nortier was appointed Chief Financial Officer of the Corporation on December 27, 2005. This amount represents salary paid by Aflease Gold and Uranium Resources Limited from January 1, 2005 to December 27, 2005 and salary paid by the Corporation from December 27, 2005 to December 31, 2005. On April 20, 2007 in connection with the completion of the UrAsia acquisition, Mr. Nortier became Executive Vice President, Corporate Affairs, and Mr. Robin Merrifield was appointed Executive Vice President and Chief Financial Officer.

(7) Mr. Jones was appointed Executive Vice President, Uranium (Europe and Africa) of the Corporation on December 27, 2005 and Executive Vice President, Projects and Integration on January 1, 2007. This amount represents salary paid by Aflease Gold and Uranium Resources Limited from January 1, 2005 to December 27, 2005 and salary paid by the Corporation from December 27, 2005 to December 31, 2005. Mr. Jones has tendered his resignation as an officer of the Corporation effective May 31, 2007.

(8) Mr. van Niekerk was appointed Executive Vice President, Gold of the Corporation on December 27, 2005. Mr. van Niekerk was seconded to Aflease Gold Limited, a majority-owned subsidiary of the Corporation, for a portion of 2006 and was appointed Executive Vice President, Africa and Europe, on January 1, 2007.

(9) Mr. Cochran was appointed Executive Vice President, Australia and Asia on June 8, 2006.

(10) Mr. Wheatley resigned as Chief Executive Officer of the Corporation on December 27, 2005 but continues to serve as a director of the Corporation. Stock options and Restricted Share Rights held by Mr. Wheatley are reported under the heading "Election of Directors". This amount represents a one-time payment made by the Corporation to Mr. Wheatley pursuant to the change of control provisions in his employment agreement.

(11) On December 27, 2005, Mr. Curyer resigned as Chief Financial Officer of the Corporation and was appointed Vice President, Corporate Development. This amount represents a one-time payment made by the Corporation to Mr. Curyer pursuant to the change of control provisions in his employment agreement. Mr. Curyer left the employ of the Corporation in December 2006.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth the options to purchase Common Shares of the Corporation granted to the Named Executive Officers during the most recently completed financial year.

Named Executive Officer	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year (2)	Exercise or Base Price (Cdn$/Security) (3)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Neal J. Froneman	115,516	7.2%	7.79	7.79	February 22, 2011
	96,000		14.12	13.88	December 8, 2011
D. Jean Nortier	22,163	2.4%	7.79	7.79	February 22, 2011
	48,000		14.12	13.88	December 8, 2011
K. Bruce K. Jones	64,526	3.8%	7.79	7.79	February 22, 2011
	48,000		14.12	13.88	December 8, 2011
Robert van Niekerk	17,113	2.2%	7.79	7.79	February 22, 2011
	48,000		14.12	13.88	December 8, 2011
Greg Cochran	102,400	4.3%	12.93	13.90	November 20, 2011
	24,066		14.12	13.88	December 8, 2011

(1) Options are exercisable for the purchase of Common Shares.

(2) Based on the total number of options granted under the Stock Option Plan during the financial year ended December 31, 2006 of 2,926,443.

(3) The exercise price of options expiring on February 22, 2011 was the closing price of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant in accordance with the terms of the 1997 Stock Option Plan. The exercise price of the options expiring on November 20, 2011 and December 8, 2011 is the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant in accordance with the terms of the 2006 Stock Option Plan.

No options granted by the Corporation were re-priced during the most recently completed financial year.

Aggregated Option Exercises During the Financial Year Ended December 31, 2006 and Year-End Option Values

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and year-end option values.

	Options Exercised During the Year Ended December 31, 2006		Unexercised Options at December 31, 2006		Value of Unexercised In-the-Money Options at December 31, 2006 (1)	
Named Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable (S)	Unexercisable ($)
Neal J. Froneman	436,385	5,164,528	681,976	408,574	8,369,206	3,985,486
D. Jean Nortier	213,694	2,576,345	371,976	174,822	4,617,256	1,742,735
K. Bruce K. Jones	224,860	2,689,198	355,824	216,850	4,306,104	2,139,949
Robert van Niekerk	0	0	39,282	80,915	426,936	427,353
Greg Cochran	0	0	34,133	92,333	104,789	254,823

(1) Calculated using the closing price of the Common Shares on the Toronto Stock Exchange on December 29, 2006 of C$16.00 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Employment Agreements

The Corporation has employment agreements with each of Messrs. Froneman, Nortier, Jones and van Niekerk.

Each employment agreement outlines the executive's position and responsibility and sets out the term of employment and matters such as compensation and vacation. The employment agreements of Messrs. Froneman and Nortier contain confidentiality, non-competition and non-solicitation provisions. Base salaries for these individuals are subject to annual review. Each executive is entitled to an annual cash bonus upon the satisfactory achievement of incentive parameters agreed upon by the Board established at the beginning of each year and participates in the Corporation's discretionary stock-based incentive compensation plans.

If the employment of any of Messrs. Froneman or Nortier is terminated for any reason other than cause, or if any of these executives elect to terminate his employment agreement in certain circumstances, including within four months of a change of control, each is entitled to a severance payment equal, in the case of Mr. Froneman, to two years' salary, and, in the case of Mr. Nortier, to 18 months' salary, plus, in each case, an amount equal to 20% of the base salary earned in the year of termination. A "change of control" is defined, among other things, as a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation as a result of which holders of Common Shares prior to the completion of such transaction hold less than 50% of the outstanding shares of the successor corporation; the dissolution, winding-up or liquidation of the Corporation; the acquisition by any person or persons

acting jointly or in concert of Common Shares which when added to the Common Shares already owned by the acquirer would give the acquirer the right to vote or direct the voting of 50% or more of the votes attached to all of the Corporation's outstanding Common Shares; as a result of a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition, the nominees named in the Corporation's most recent management information circular for election to the Board shall not constitute a majority of the Board; or the adoption by the Board of a resolution that a change of control has occurred or is imminent.

In the event of a change of control (as defined above), all stock options issued under the 2006 Stock Option Plan, and all restricted share rights issued under the Restricted Share Plan, held by directors and employees of the Corporation become, in the case of stock options, immediately exercisable, and, in the case of restricted share rights, immediately exercised. All stock options issued under the 1997 Stock Option Plan become exercisable on the occurrence of an Acceleration Event, defined to include the acquisition by any person of more than 50% of the outstanding Common Shares of the Corporation or an amalgamation, consolidation, statutory arrangement or merger in which the Corporation is not the continuing or surviving corporation, other than an amalgamation, consolidation, statutory arrangement or merger in which the holders of the voting shares of the Corporation prior thereto have more than 50% of the voting shares of the continuing or surviving corporation thereafter.

Other than as described above, the Corporation and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that result or will result in payments in the event of the resignation, retirement or other termination of employment with the Corporation or its subsidiaries or a change of control of the Corporation or its subsidiaries or a change in the responsibilities of any Named Executive Officer following a change in control.

Compensation of Directors

During 2006, the following annual retainers were paid to the non-executive directors of the Corporation: $60,000, in the case of the Chairman; $40,000, in the case of the Chairman of the Audit Committee; $35,000, in the case of other Board committee chairmen and $30,000 for members not chairing a Board committee. Directors were not entitled to attendance fees but are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board and of committees of the Board. Directors are eligible to participate in the Corporation's stock-based compensation plans.

Subsequent to the completion on April 20, 2007 of the UrAsia acquisition, the annual retainer fee payable to each director of the Corporation (other than Mr. Froneman) was increased to $60,000. The Chairman of the Board will receive an additional fee of $50,000 and the Chairman of the Audit Committee will receive an additional fee of $25,000. Attendance fees of $1,000 per meeting and travel fees of $1,000 per day will also be payable. In addition, each of the directors (other than Mr. Froneman) and Dr. Carello was granted 25,000 stock options, which vest as to one third thereof annually commencing on the first anniversary of the grant date.

During the financial year ended December 31, 2006, an aggregate of $230,218 was paid to 7 non-executive directors (Messrs. Adams, Hodgson, Sibley, MacGibbon, Rosenberg, Wheatley and Williamson) and a total of 1,341,000 options and 313,711 restricted share rights were issued to these non-executive directors.

Directors and Officers Indemnification and Liability Insurance

To the extent permitted by law, the Corporation indemnifies its directors and officers and former directors and officers. The Corporation maintains directors and officers' liability insurance, which during 2006

provided for coverage in the amount of $10,000,000 in the aggregate, subject to a deductible of $50,000. In connection with the recent UrAsia acquisition, coverage was increased to $20,000,000 in the aggregate. The total annual premium paid in 2006 was $72,116.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which Common Shares of the Corporation are authorized for issuance, as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [1]		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans [2]	
	Number	Percentage of Outstanding Shares		Number	Percentage of Outstanding Shares
1997 Stock Option Plan	4,429,136	3.3%	$5.46	0	0%
2006 Stock Option Plan	1,058,765	0.8%	$11.88	3,220,699	2.4%
2006 Restricted Share Plan	413,501	0.3%	N/A	586,499	0.4%
Equity compensation plans not approved by securityholders	Nil	N/A	N/A	N/A	N/A
Total	5,901,402	4.4%	$7.97	3,807,198	2.8%

(1) Represents the number of Common Shares reserved for issuance upon the exercise of outstanding options as at December 31, 2006.

(2) Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the 2006 Stock Option Plan as at December 31, 2006. The maximum number of shares issuable under the 2006 Stock Option Plan is 7.2% of the Common Shares outstanding from time to time on a non-diluted basis.

(3) Does not reflect the assumption of the UrAsia Stock Option Plan which occurred in April 2007.

Security-Based Compensation Plans

The Corporation's security-based compensation plans, comprising the 2006 Stock Option Plan, the Restricted Share Plan and the 1997 Stock Option Plan, are designed to advance the interests of the Corporation by encouraging employees, officers, directors and consultants to have equity participation in the Corporation through the acquisition and ownership of Common Shares. The key features of each plan are set out below.

2006 Stock Option Plan

The 2006 Stock Option Plan replaced the 1997 Stock Option Plan and was approved by shareholders on June 7, 2006. The key features of the 2006 Stock Option Plan are as follows.

Under the 2006 Stock Option Plan, stock options may be granted to employees, directors, officers and consultants of the Corporation and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant's present and potential contribution to the success of the Corporation. The exercise price per share is not to be less than the volume weighted average trading price

of the Common Shares on the Toronto Stock Exchange (the "TSX") or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. Under the Plan, the Board may determine the exercise period (not exceeding ten years) and vesting restrictions; to date, options granted under the Plan have been exercisable for a period of five years and vest annually in equal thirds commencing on the first anniversary of the grant date.

The maximum number of Common Shares issuable under the Plan and any other security-based compensation arrangements of the Corporation shall not exceed 7.2% of the Common Shares outstanding at any time on a non-diluted basis.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the 2006 Stock Option Plan and any other security-based compensation arrangements of the Corporation is 8% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders within any one year period pursuant to the 2006 Stock Option Plan and any other security-based compensation arrangements of the Corporation is 8% of the total number of Common Shares then outstanding and the maximum number of Common Shares issuable to any one insider and the associates of such insider pursuant to the 2006 Stock Option Plan and any other security-based compensation arrangements of the Corporation is 5% of the total number of Common Shares then outstanding. Options are not assignable or transferable.

The 2006 Stock Option Plan is administered by the Compensation Committee of the Board.

In the event of a participant's retirement or termination for any reason other than as a result of having been dismissed for cause, the participant's options terminate 90 days after the participant's retirement or termination, unless otherwise determined by the Compensation Committee. In the event of a participant's death, the participant's options terminate six months after the participant's death, unless otherwise determined by the Compensation Committee. In each case, the Compensation Committee may determine a longer period that the options shall remain outstanding provided that no option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such option; and (ii) 12 months following the termination, retirement or death of the participant, as the case may be. In the event of a participant's termination for cause, all options automatically terminate.

In the event of a change of control, all options issued under the 2006 Stock Option Plan will become immediately exercisable. A "change of control" is defined, among other things, as a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation as a result of which holders of Common Shares prior to the completion of such transaction hold less than 50% of the outstanding shares of the successor corporation; the dissolution, winding-up or liquidation of the Corporation; the acquisition by any person or persons acting jointly or in concert of Common Shares which when added to the Common Shares already owned by the acquirer would give the acquirer the right to vote or direct the voting of 50% or more of the votes attached to all of the Corporation's outstanding Common Shares; as a result of a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition, the nominees named in the Corporation's most recent management information circular for election to the Board shall not constitute a majority of the Board; or the adoption by the Board of a resolution that a change of control has occurred or is imminent.

Under the 2006 Stock Option Plan, the Board may from time to time amend, or revise the terms of the plan at any time. The Board may not without shareholder approval amend certain provisions of the plan, including provisions relating to the maximum percentage of Common Shares issuable under the Plan, or defining the persons eligible to participate in the plan. Other amendments, including amendments changing

the vesting provisions, or the termination provisions of a security issued under the plan (which does not entail an extension beyond its original expiry date) or of a "housekeeping" nature may be made by the Board without obtaining shareholder approval but subject to requisite regulatory approval.

Restricted Share Plan

The Restricted Share Plan provides for the grant of Restricted Share Rights exercisable for Common Shares. In the view of the Board, it is desirable to have equity-based incentive plans which include both a restricted share plan and a stock option plan, to increase the range of incentive programs available to the Corporation and thereby enhance its ability to attract, retain and motivate officers, directors and employees.

The key features of the Restricted Share Plan are as follows.

In determining the terms of each grant of Restricted Share Rights, consideration is given to the participant's contribution to the success of the Corporation and a value is ascribed to such contribution. A Restricted Share Right is exercisable into one Common Share at the end of such restricted period of time as determined by the Committee during which the Right cannot be exercised.

A maximum of 1,000,000 Common Shares are currently issuable under the Restricted Share Plan. The maximum number of Common Shares issuable to insiders at any time pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Corporation is 8% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Corporation, is 8% of the total number of Common Shares then outstanding and the maximum number of Common Shares issuable to any one insider and the associates of such insider pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Corporation is 5% of the total number of Common Shares then outstanding. Restricted Share Rights are not assignable or transferable.

Under the Restricted Share Plan, the Board may determine the Restricted Periods applicable to the grant of Restricted Share Rights; to date, the Board has generally determined that Restricted Share Rights will vest as to two-thirds thereof on the first anniversary of the date of grant and as to the balance on the second anniversary of the date of grant.

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

In the event of a participant's retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Corporation will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period. A "change of control" has the meaning described above under "2006 Stock Option Plan".

1997 Stock Option Plan

The 1997 Stock Option Plan was replaced by the 2006 Stock Option Plan approved by shareholders on June 7, 2006; since that date, no further options are issuable under the 1997 Stock Option Plan. The key features of the 1997 Stock Option Plan are as follows.

The maximum number of Common Shares issuable under the Plan is limited to 10% of the number of Common Shares outstanding at the date of the grant. The maximum number of Common Shares issuable to any one person at any time is 5% of the Common Shares outstanding at any time and the maximum number of Common Shares issuable to insiders is 10% of the Common Shares outstanding at any time.

The exercise price and the vesting and exercise periods of options granted under the Plan are determined at the time of grant. The exercise price of an option may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant and the exercise period may not be longer than 10 years. If the holder of an option ceases to be a service provider to the Corporation (other than as a result of the voluntary resignation of such holder, if such holder is an employee or consultant), such holder's options terminate on the earlier of one year after the holder ceases to be a service provider and the original expiry date of the option. All options become exercisable on the occurrence of an Acceleration Event, defined to include the acquisition by any person of more than 50% of the outstanding Common Shares of the Corporation or an amalgamation, consolidation, statutory arrangement or merger in which the Corporation is not the continuing or surviving corporation, other than an amalgamation, consolidation, statutory arrangement or merger in which the holders of the voting shares of the Corporation prior thereto have more than 50% of the voting shares of the continuing or surviving corporation thereafter.

Options may not be assigned or transferred except by will or the laws of descent and distribution or to personal holding companies controlled by a service provider. The Board may amend the Plan at any time subject to regulatory approval and, if required by the TSX, shareholder approval.

Report on Executive Compensation

Mandate and Composition of the Compensation Committee

The Compensation Committee of the Board is responsible for reviewing and making recommendations to the Board regarding any equity or other compensation plan of the Corporation and regarding the total compensation package of the Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other senior executives of the Corporation and preparing and recommending to the Board annually the report on executive compensation required to be included in the Corporation's management information circular.

The Compensation Committee is composed of three members of the Board who are independent of the Corporation for the purposes of National Instrument 58-101 – *Disclosure of Corporate Governance Practices*. At December 31, 2006, the Compensation Committee comprised Terry MacGibbon (Chair), David Hodgson and Kenneth Williamson. The Compensation Committee was reconstituted following Mr. MacGibbon's resignation as a director of the Corporation and the completion on April 20, 2007 of the UrAsia acquisition, and now consists of Kenneth Williamson (Chair), Andrew Adams and Ian Telfer.

Compensation Philosophy and Objectives

The Corporation's executive compensation practices are designed to provide both current and long term rewards to its executive officers that are consistent with their individual performance and contribution to the Corporation's objectives. Compensation components include base salary, bonus and long term incentives in the form of stock options and Restricted Share Rights. Levels of compensation are established and maintained with the intent of attracting and retaining superior quality employees, having regard, among other things, to the fact that the Corporation does not currently maintain a pension plan for its employees nor does it provide any other form of deferred compensation program.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to base salary, bonus and participation in equity-based incentive compensation arrangements.

During the first quarter of 2006, the Compensation Committee received advice and recommendations from Watson Wyatt, independent compensation consultants, with respect to the compensation to be paid to its non-executive directors and executive officers. Watson Wyatt were paid fees in the amount of $22,433 for the advice and assistance provided.

Base Salary

In determining the base salary of an executive officer, the Compensation Committee considers and generally places equal weight on (i) the particular responsibilities related to the position, (ii) salaries paid by comparable businesses to its executives, (iii) the experience level of the executive officer and (iv) the executive's overall performance.

In November 2006, in light of the significant growth in the Corporation's operations and market capitalization during the year, on the recommendation of the Compensation Committee, the Board approved adjustments to the salaries of its executive officers to bring these in line with salaries being paid to executives of Canadian and international mining companies with comparable operations and market capitalization based on information disclosed in remuneration surveys considered by the Compensation Committee.

Bonus Payments

Executive officers are eligible for annual cash bonuses, taking into account and giving generally equal weight to financial performance, attainment of certain corporate objectives and individual performance. In determining bonus payments, the Compensation Committee recognizes that there are certain factors, such as interest rates and commodity prices, which the executives cannot control and focuses on factors over which the executive can exercise control, such as cost control, taking advantage of business opportunities and enhancing the business and competitive prospects of the Corporation.

On the recommendation of the Compensation Committee bonuses were awarded to the Named Executive Officers in respect of the 2006 financial year, as detailed above under "Statement of Executive Compensation - Summary Compensation Table".

Stock Options

The Corporation seeks to provide a market-based blend of base salaries, bonuses and an equity-based incentive component in the form of stock options and, in certain cases, Restricted Share Rights. Of the

three elements, greater emphasis is placed on equity incentives, as the Corporation believes that this serves to further align the interests of management with the interests of the Corporation's shareholders.

In November 2006, the Board on the recommendation of the Compensation Committee approved the grant of stock options to the Named Executive Officers, as follows: Neal J. Froneman, President and Chief Executive Officer, 96,000 options; D. Jean Nortier, Chief Financial Officer, 48,000 options; K. Bruce J. Jones, Executive Vice President, Projects and Integration, 48,000 options; Robert van Niekerk, Executive Vice President, Africa and Europe, 48,000 options; and Greg Cochran, Executive Vice President, Australia and Asia, 24,066 options. With a view to enhancing senior executive retention, all such options were made subject to a revised vesting schedule under which they will vest as to one third thereof annually over the three years commencing on the first anniversary of the grant date (instead of the three years commencing on the grant date).

Following the completion of the UrAsia transaction, and in light of a determination by the Compensation Committee to consider the matter of option allocation earlier in the year than had previously been the case, on April 26, 2007 the Board on the recommendation of the Compensation Committee approved the grant of an additional 96,000 options to Mr. Froneman and an additional 48,000 options to each of Messrs. Nortier, van Niekerk and Cochran. All such options vest in equal thirds over the three years commencing on the first anniversary of the grant date.

Chief Executive Officer Compensation

The components of Chief Executive Officer compensation are the same as those which apply to the other senior executive officers of the Corporation, namely base salary, bonus and long term equity incentives. The Compensation Committee presents recommendations to the Board with respect to the Chief Executive Officer's compensation. In setting the recommended salary of the Chief Executive Officer, the Committee takes into consideration salaries paid to other chief executive officers of comparable Canadian and international mining companies. In setting the bonus and long term incentives for the Chief Executive Officer, the Committee evaluates the performance of the CEO in light of his impact on the achievement of the Corporation's goals and objectives for the prior year and the attainment of certain individual performance measures.

In making its determination with respect to Chief Executive Officer compensation applicable to 2006, the Committee reviewed salaries paid to other chief executive officers of Canadian and international mining companies included in the TSX Diversified Metals and Mining Index and certain mining companies listed in South Africa and elsewhere. In arriving at its recommendations for bonus and long term incentive grants, the Compensation Committee reviewed Mr. Froneman's performance during 2006 against performance measures approved by the Committee and his impact on the achievement of the Corporation's goals and objectives for the year, taking into account, among other things, his leadership role in the development and construction of the Dominion Uranium Project, the Honeymoon Uranium Project and the Modder East Gold Project, as well as the successful completion of a series of significant financings during the year. The Compensation Committee was satisfied that such recommendations comply with the Committee's objective of providing compensation which is both motivational and competitive, with a view to ensuring that the Corporation can attract, retain and motivate its senior executives in a manner that will enhance the sustainable profitability and growth of the Corporation.

During the financial year ended December 31, 2006, Mr. Froneman's base salary was $402,117 and he was granted a cash bonus of $241,270. Mr. Froneman was also granted options to purchase common shares of the Corporation as detailed above.

The foregoing report has been submitted by the Compensation Committee:

Kenneth Williamson (Chairman)
Andrew Adams
Ian Telfer

Performance Graph

The following graph shows the change in the cumulative shareholder return on the Common Shares compared to the cumulative total return of the S&P/TSX Diversified Metals and Minerals Stock Price Total Return Index for the period commencing December 31, 2001 to December 31, 2006, assuming an investment of $100 on December 31, 2001.



Cumulative Value of $100 Invested
S&P TSX Diversified Metals & Minerals Index
SXR
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006

	Dec. 31/01	Dec. 31/02	Dec. 31/03	Dec. 31/04	Dec. 31/05	Dec. 31/06
SXR	$100.00	$90.48	$119.05	$58.10	$112.76	$304.76
S&P/TSX Diversified Metals & Minerals	$100.00	$109.88	$192.20	$221.24	$324.59	$544.59

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than "routine indebtedness" as defined in applicable securities legislation, since the beginning of the last fiscal year of the Corporation, none of the Corporation's directors, executive officers or employees, or proposed nominees for election as a director of the Corporation, or former directors, executive officers or employees, nor any associate of such individuals is, at the date hereof, or has been, during and since the year ended December 31, 2005, indebted to the Corporation or its subsidiaries in connection with the purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Corporation or its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An "informed person" means (i) a director or executive officer of the Corporation, (ii) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation, (iii) any person or company which beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution and (iv) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 - *Corporate Governance Guidelines* ("NP 58-201") and National Instrument 58-101- *Disclosure of Corporate Governance Practices* ("NI 58-101") were adopted by the Canadian securities regulatory authorities. NP 58-201 contains guidelines on the composition and independence of corporate boards, board and board committees and their mandates, codes of business conduct and other matters of corporate governance. NI 58-101 requires that, if management of any issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

In response to these regulatory initiatives, the Corporation has, among other things, adopted Corporate Governance Guidelines (in the form attached to this Information Circular as Schedule "D"), and written charters for each of the standing committees of the Board, as well as a Code of Business Conduct and Ethics and other policies which are compliant with the applicable Canadian requirements. The Corporation continues to monitor developments in Canada and elsewhere with a view to further revising its governance policies and practices, as appropriate.

Following is a description of the Corporation's corporate governance practices.

The Board of Directors

Independence of the Board

The Board Guidelines provide that directors who are independent within the meaning of NI 58-101 must comprise a majority of the Board at all times. Five of the eight current members of the Board meet this definition of independence. Mr. Froneman is not independent, as he is an officer of the Corporation, Mr. Wheatley is not independent, as he is a former officer of the Corporation and Mr. Shirvington is not independent, as he is a former officer of UrAsia, a wholly owned subsidiary of the Corporation and a former reporting issuer. The independent directors hold regularly scheduled meetings.

Under the Board Guidelines, the Chair of the Board must be an independent non-executive director. The current Chair of the Board is Mr. Ian Telfer. To help ensure the functioning of the Board independently of management, the non-executive directors hold an *in camera* session in conjunction with each meeting of the Board at which members of management, including the President and Chief Executive Officer, are not present. In addition, the compensation of the President and Chief Executive Officer is considered in his absence by the Compensation Committee of the Board at least once a year.

Meetings of the Board

The Board Guidelines provide that the Board is to meet as frequently as necessary but not less than four times a year, usually every quarter. The frequency of the meetings and the nature of meeting agendas are dependent on the nature of the business and affairs which the Corporation faces from time to time. The Chairman, in consultation with the Chief Executive Officer, develops the agenda for each Board meeting.

In 2006, the Board met thirteen times. Each director attended by all of the meetings of the Board except Mr. Wheatley who attended nine of the 13 meetings, Mr. Rosenberg who attended 11 of the 13 meetings and Messrs. Adams Froneman, who each attended 12 of the 13 meetings, and Mr. Hodgson who attended six of the seven meetings which occurred after his appointment to the Board.

Directorships with Other Reporting Issuers

Mr. Adams is a director of First Quantum Minerals Ltd. and Tahera Diamond Corporation. Mr. Hodgson is a director of Moto Goldmines Limited. Mr. Wheatley is a director of BMA Gold Limited. Mr. Williamson is a director of Goldcorp Inc., Quadra Mining Ltd. and Bioteq Environmental Technologies Inc. Mr. Froneman is a director of Aflease Gold Limited, a majority-owned subsidiary of the Corporation which is listed on the JSE Limited (the Johannesburg stock exchange). Mr. Telfer is a director of Goldcorp Inc., Peak Gold Ltd. and Bioteq Environmental Technologies Inc.

Director Investment Requirements

The Board Guidelines require that, absent general restrictions on share ownership arising by virtue of a director's professional or occupational circumstances, directors are required within two years of joining the Board to have acquired Common Shares of the Corporation equal in value to at least two times the amount of any annual retainer first payable to them, and to thereafter maintain ownership of such shares during their tenure as directors. As part of the Corporate Governance and Nominating Committee's periodic review of the appropriate level of share ownership by the directors, the Committee recommended to the Board that the level of prescribed ownership for each director be set at 10,000 Common Shares to be achieved on or before December 31, 2007, and the Board approved such recommendation.

Mandate of the Board of Directors

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation and to act with a view towards the best interests of the Corporation. In addition to its statutory responsibilities, the Board Guidelines provide that the Board is responsible for:

(a) reviewing and approving the Corporation's strategic plans, including its business and financial strategies and major corporate actions and initiatives, and its annual budget and forecasts, including major resource allocations, expenditures and capital investments;

(b) monitoring the operational performance of the Corporation, including the execution of the Corporation's strategies and the effectiveness of management policies and decisions;

(c) overseeing the management and internal control of risks facing the Corporation, as well as the quality and integrity of the Corporation's accounting and financial reporting systems, disclosure controls and procedures and internal controls;

(d) developing and implementing appropriate policies and procedures for communicating with the Corporation's shareholders and other stakeholders;

(e) selecting, monitoring and evaluating the performance and fixing the compensation of the Chief Executive Officer and developing and approving succession plans for the Chief Executive Officer, senior management and members of the Board; and

(f) ensuring that the Corporation's business is conducted in accordance with the Corporation's high standards of business and ethical conduct and in conformity with applicable laws and regulations.

The Board discharges its responsibilities directly and through its Committees, currently comprising the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Safety, Health and Environment Committee and the Board Operations Review Committee.

Position Descriptions

The Board has adopted written position descriptions for the Chairman, the Chief Executive Officer and the Chair of each Board committee.

The primary role of the Chairman is to ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are understood and respected and that the Board carries out its responsibilities effectively in accordance with the Board Guidelines. The Chairman ensures that the Board functions effectively, chairs meetings of the Board and shareholders and leads the Board in monitoring and evaluating the performance of the Chief Executive Officer.

The primary role of the Chief Executive Officer is to manage the Corporation in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Corporation's strategic plans, budgets and responsibilities with a view to increasing shareholder value. These responsibilities include maintaining and developing the Corporation's role as a leading uranium mining company, developing with the Board and implementing strategic plans for the Corporation, providing quality leadership to the Corporation's staff and ensuring the its human resources are properly managed and acting as an entrepreneur and innovator within the context of the Corporation's strategic goals.

The primary responsibilities of the Chair of each Board committee is to lead the committee in undertaking the duties and responsibilities that the committee is charged with by the Board; ensure that committee members receive all necessary information in a timely fashion; ensure that the committee has adequate access to all members of management; set agendas for and chair committee meetings; lead the committee in an annual review of its performance; and ensure the committee comprises members with the requisite skill, experience and training.

New Director Orientation and Continuing Education

The Corporate Governance and Nominating Committee in conjunction with the Chairman of the Board is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings and opportunities for meetings and discussions with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the directors, the Corporate Governance and Nominating Committee will periodically canvass the directors to determine their training and education needs and interests, arrange visits to the Corporation's facilities and operations, arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Corporation and encourage and facilitate presentations by outside experts to the Board or committees on matters of importance or emerging significance.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics for its directors, officers and employees. The Corporate Governance and Nominating Committee has responsibility for monitoring compliance with the Code by ensuring that all directors, officers and employees receive and become familiar with the Code and acknowledge their understanding of its provisions. Any non-compliance with the Code is to be reported to the Chief Financial Officer or other appropriate person. A copy of the Code may be accessed on the Corporation's website at www.uranium1.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Corporation has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to directors, officers and employees to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination of Directors

The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Corporate Governance and Nominating Committee whose responsibility it is to lead the process of identifying, evaluating and recommending to the Board suitable director candidates, having regard to the competencies and skills of the nominees, the needs of the Board and Board succession planning.

The Corporate Governance and Nominating Committee's responsibilities include monitoring and assessing the Board's relationship with management to ensure that the Board is able to function independently of management; assessing the effectiveness of the Board as a whole and assessing at least annually the optimum Board size; conducting an annual evaluation of the effectiveness of the Board and an annual peer evaluation process to provide feedback to individual directors on their effectiveness; conducting an annual assessment of the performance and independence of the Chairman; ensuring that appropriate Committee structure, mandate and membership are established and reviewed annually; reviewing and where appropriate approving requests by directors to engage the services of outside advisers; preparing and recommending to the Board annually the statement of corporate governance practices to be included in the Corporation's management information circular; and identifying and recommending to the Board individuals qualified to become Board members.

Compensation

The Compensation Committee, which is composed entirely of independent directors, assists the Board in the discharge of its responsibilities with respect to the setting of compensation for the directors and senior executive officers of the Corporation. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Corporation's overall compensation and benefits philosophies.

The Compensation Committee's responsibilities include reviewing and making recommendations to the Board regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other senior executives of the Corporation and preparing and recommending to the Board annually the report on executive compensation required to be included in the Corporation's management information circular.

Committees of the Board of Directors

The Board currently has five standing Committees - Audit, Compensation, Corporate Governance and Nominating, Safety, Health and Environment and Technical Operations. Each of the Audit, Compensation and Corporate Governance and Nominating Committee are composed entirely of members who are independent of the Corporation within the meaning of NI 58-101. The Corporation does not have an executive committee of the Board.

Audit Committee

The Audit Committee currently consists of Mr. Adams, who serves as its Chair, and Messrs. Rosenberg and Williamson. During 2006, Mr. Williamson served as Chair of the Audit Committee.

The Audit Committee assists the Board in its oversight role with respect to the quality and integrity of the Corporation's financial statements, the performance, qualifications and independence of the Corporation's independent auditors, the performance of the Corporation's internal audit function and the Corporation's compliance with legal and regulatory requirements. Further information regarding the Audit Committee is contained in the Corporation's annual information form dated March 28, 2007 (the "AIF"), available on SEDAR at www.sedar.com. A copy of the charter of the Audit Committee is attached to the AIF as Schedule "A" and is available on the Corporation's website at www.uranium1.com.

In 2006, the Audit Committee met six times. Each meeting was attended by all of the members of the Committee.

Compensation Committee

The Compensation Committee currently consists of Mr. Williamson, who serves as its Chair, and Messrs. Adams and Telfer. During 2006, the Compensation Committee comprised Mr. MacGibbon (Chair), and Messrs. Hodgson and Williamson.

The Compensation Committee assists the Board in the discharge of its responsibilities with respect to the setting of compensation for the directors and senior executive officers of the Corporation. The Committee ensures the Corporation has an executive compensation plan that is both motivational and competitive, so that the Corporation will attract, retain and motivate its senior executives. A copy of the charter of the Compensation Committee is available on the Corporation's website at www.uranium1.com.

In 2006, the Compensation Committee met three times. Each meeting was attended by all of the members of the Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee currently consists of Mr. Rosenberg, who serves as its Chair, and Messrs. Adams and Telfer. During 2006, the Corporate Governance and Nominating Committee comprised Mr. Rosenberg (Chair), and Messrs. Adams and MacGibbon.

The Corporate Governance and Nominating Committee assists the Board in the discharge of its duties and responsibilities with respect to ensuring the effectiveness of the systems of corporate governance of the Corporation, including by coordinating an annual evaluation of the Board, its committees and individual Board members and assessment of the Corporate Governance Guidelines of the Board and the charters of each Board committee. The Committee also leads the process of identifying, evaluating and recommending to the Board suitable Director candidates, having regard to the competencies and skills of the nominees, the needs of the Board and its committees and Board succession planning

The Corporate Governance and Nominating Committee met once in 2006. The meeting was attended by all of the members of the Committee.

Safety, Health and Environment Committee

The Safety, Health and Environment Committee currently consists of Mr. Hodgson, who serves as its Chair, and Messrs. Froneman, Shirvington and Wheatley. During 2006, the Safety, Health and Environment Committee comprised Mr. Hodgson (Chair), and Messrs. Froneman and Wheatley. Prior to Mr. Hodgson joining the Board in July 2006, Mr. Wheatley served as the Chair of the Safety, Health and Environment Committee.

The Safety, Health and Environment Committee reviews and monitors the environmental, health and safety and sustainability policies and activities of the Corporation on behalf of the Board of Directors.

The Safety, Health and Environment Committee met twice in 2006. The meeting was attended by all of the members of the Committee.

Technical Operations Committee

The Technical Operations Committee consists of Mr. Shirvington, who serves as its Chair, and Messrs. Froneman, Hodgson and Wheatley.

The Technical Operations Committee oversees the execution of the Corporation's operating and development assets in Kazakhstan, South Africa and Australia. This Committee, which was formally constituted on April 26, 2007 following completion of the UrAsia acquisition, did not meet during 2006 and has not yet adopted a formal charter.

Board and Director Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Corporate Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman of the Board, the committees of the Board and the individual directors. During

2006, the Chairman of the Corporate Governance and Nominating Committee developed a written questionnaire that was sent to each director, asking members to evaluate the Board, its committees and its members and seeking their comments and any suggestions for improvement. The Chairman of the Corporate Governance and Nominating Committee then met with the Board and with the Chairman to discuss the results of this evaluation.

The overall conclusion from these questionnaires and formal discussions was that the Board and its committees were working effectively. Several improvements have been implemented as a result of these assessments, including an expansion of the Board's skill sets in technical operational expertise, adjustments in the Board's meeting schedule, an increase in the frequency of face to face Board meetings and the delegation to the Audit Committee of the responsibility for approving interim financial statements and interim management's discussion and analysis.

GENERAL

Additional Information

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2006 which accompany this Information Circular and can also be found on SEDAR at www.sedar.com and on the Corporation's website at www.uranium1.com. Shareholders may also contact the Vice President, Investor Relations of the Corporation by phone at (416) 350-3657 or by email at chris.sattler@uranium1.com to request copies of these documents.

Directors' Approval

The contents of this Information Circular and the sending thereof to the shareholders of the Corporation have been approved by the directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Ian Telfer*
Ian Telfer
Chairman of the Board

Vancouver, British Columbia
May 8, 2007

Schedule "A"

Special Resolution to Approve Amendment to Articles – Number of Directors

NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of the Company be amended as follows:

   (a) to permit the Corporation to have a minimum of three (3) and a maximum of twelve (12) directors; and

   (b) to delete Section 2 of Schedule E of the Corporation's Articles of Continuance in its entirety and to replace it with the following:

   "(2) The Corporation shall have a minimum of three (3) and a maximum of twelve (12) directors, the precise number to be determined from time to time by resolution of the Board of Directors of the Corporation and, until the precise number is so determined, such number shall be deemed to be nine (9); and"; and

2. The directors may revoke this special resolution before it is acted on without further approval of the shareholders.

Schedule "B"

Special Resolution to Approve Amendment to Articles - Change of Corporate Name

NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Corporation shall, in accordance with section 173(1) of the *Canada Business Corporations Act* (the "CBCA"), amend its articles to change its corporate name to "Uranium One Inc.", subject to regulatory approval;

2. The directors of the Corporation may, pursuant to section 173(2) of the CBCA, revoke this special resolution before it is acted upon without further approval of the shareholders; and

3. Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed under the seal of the Corporation or otherwise and to deliver or cause to be delivered such other documents and instruments and to do or cause to be done such other acts and things as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolutions.

Schedule "C"

Resolution to Approve Amendment to Restricted Share Plan

NOW THEREFORE BE IT RESOLVED THAT:

1. The amendment to the Corporation's Restricted Share Plan to increase the number of Common shares reserved for issuance upon exercise of the rights granted thereunder from 1,000,000 to 3,000,000 and the reservation for issuance under such plan of an additional 2,000,000 Common Shares is hereby authorized and approved.

2. The Corporation be and it is hereby authorized and directed to issue such Common Shares pursuant to the Restricted Share Plan as fully paid and non-assessable shares of the Corporation.

3. Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed under the seal of the Corporation or otherwise and to deliver or cause to be delivered such other documents and instruments and to do or cause to be done such other acts and things as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolutions.

Schedule "D"

Corporate Governance Guidelines of the Board of Directors

1. General

These Guidelines have been developed by the Board of Directors of sxr Uranium One Inc., on the recommendation of its Corporate Governance Committee, to promote the effective functioning of the Board and its committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. These Guidelines reflect the Board's commitment to attaining and maintaining a high standard of corporate governance, in accordance with the spirit as well as the letter of applicable securities legislation and stock exchange requirements.

These Guidelines are an evolving set of principles, subject to modification and updating as circumstances warrant. The Corporate Governance Committee of the Board is responsible for reviewing these Guidelines at least once a year and for recommending any changes to these Guidelines to the Board. Nothing in these Guidelines is intended to expand applicable standards of liability under statutory or regulatory requirements for directors of the Corporation.

2. Role, Responsibilities and Interaction with Management

2.1 Role of the Board. The Board is responsible, directly and through its Committees, for the supervision of the management of the business and affairs of the Corporation. The Board seeks to ensure the viability and long-term financial strength of the Corporation and the creation of enduring shareholder value. In pursuing these objectives, the Board will have regard to the best interests of the shareholders and the Corporation and to the needs of its other stakeholders, including the needs of the communities in which the Corporation conducts its business and the needs of its employees, suppliers and customers.

2.2 Responsibilities. In addition to its statutory responsibilities, the Board's primary responsibilities include:

(a) to review and approve the Corporation's strategic plans, including its business and financial strategies and major corporate actions and initiatives, and its annual budget and forecasts, including major resource allocations, expenditures and capital investments;

(b) to monitor the operational performance of the Corporation, including the execution of the Corporation's strategies and the effectiveness of management policies and decisions;

(c) to oversee the management and internal control of risks facing the Corporation, as well as the quality and integrity of the Corporation's accounting and financial reporting systems, disclosure controls and procedures and internal controls;

(d) to develop and implement appropriate policies and procedures for communicating with the Corporation's shareholders and other stakeholders;

(e) to select, monitor, evaluate the performance and fix the compensation of the CEO and to develop and approve succession plans for the CEO, senior management and members of the Board; and

(f) to ensure that the Corporation's business is conducted in accordance with the Corporation's high standards of business and ethical conduct and in conformity with applicable laws and regulations.

2.3 Board Interaction with Management. The day-to-day management of the business and affairs of the Corporation is the responsibility of the CEO and senior management of the Corporation. As part of their operational responsibility, the CEO and senior management are charged with:

(a) managing the Corporation's day-to-day business operations and carrying out the Corporation's strategic objectives within operating plans and budgets approved by the Board;

(b) identifying and developing strategic plans to be reviewed and approved by the Board and, upon such review and approval, implementing such plans;

(c) developing annual operating plans and budgets to be reviewed and approved by the Board and, upon such review and approval, implementing such plans and budgets;

(d) taking such action as is necessary and appropriate to implement direction or guidance given by the Board and its Committees from time to time;

(e) selecting qualified management and implementing an organizational structure that is efficient and appropriate for the Corporation's particular circumstances;

(f) identifying and managing the risks that the Corporation undertakes in the course of carrying out its business;

(g) being responsible for the integrity of the Corporation's financial reporting systems and establishing and supervising the operation of systems that allow the Corporation to produce financial statements that fairly present the Corporation's financial condition; and

(h) operating the Corporation in a lawful and ethical manner.

2.4 Board Communications Policy. The Board approves the content of the Corporation's major communications to shareholders and the investing public, including the interim and annual reports, management proxy circulars and annual information form and any prospectuses that may be prepared and filed. The Board believes that it is the function of management, led by the CEO, to speak for the Corporation in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Chair or other individual Directors may from time to time be requested by management to assist with such communications.

3. Composition

3.1 Independent Director Majority. The Board must have the capacity, independently of management, to fulfill the Board's responsibilities and must be able to make an objective assessment of management and management's initiatives. The Corporation is accordingly committed to the recruitment of directors who are independent within the meaning of *Multilateral Instrument 52-110 - Audit Committees*, as amended from time to time, and such other criteria for independence as may be contained in laws, rules, regulations and listing requirements to which the Corporation is subject. Such independent directors will comprise a majority of the Board at all times.

3.2 Number. The Board is committed to reviewing its size periodically and currently considers 9 directors to be an appropriate number for the size of the Corporation and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Corporation. As circumstances change

from time to time, the Corporate Governance Committee shall make recommendations regarding increasing or decreasing the size of the Board.

3.3 Chair and Secretary. The Chair of the Board shall be an independent non-executive director, selected by the Board from among its members. The Secretary of the Corporation will serve as Secretary to the Board.

3.4 Composition. The Board shall be composed of individuals of integrity, who shall together embody a blend of knowledge, skills, characteristics, experiences and perspectives appropriate for the Corporation. The Board shall have an appropriate balance of power and authority, such that no one individual or block of individuals can dominate Board decision-making.

3.5 Board Nominations. The Nominating Committee shall on an annual basis, in accordance with its Charter and in consultation with the Chair, recommend to the Board the individuals to be nominated as directors of the Corporation.

3.6 Selection Criteria. In arriving at its recommendations, the Nominating Committee will assess the general and specific criteria applicable to candidates to be considered for nomination to the Board, with a view to maintaining the composition of the Board in a way that provides the best mix of skills and experience to guide the long-term strategy and business operations of the Corporation. The review will take into account the desirability of maintaining a reasonable diversity of background skills and experience and personal characteristics among the directors, along with the key common characteristics required for effective Board participation. The Committee will have appropriate regard to the importance of ensuring board continuity, subject to performance and eligibility for re-election. The Nominating Committee is responsible for reviewing with the Board, on an annual basis, whether the Board continues to satisfy the non-executive majority requirement.

3.7 Election, Term and Vacancy. The nominees selected by the Board in accordance with the provisions hereof will be proposed for election by the shareholders at the Corporation's annual general meeting and will hold office until the next annual meeting or their resignation. Between annual meetings of shareholders, the Board may appoint directors to serve until the next such meeting.

3.8 Change in Circumstances. Any executive director whose employment at the Corporation terminates for any reason (including normal retirement) is expected to resign promptly from the Board unless expressly otherwise agreed in advance. Any director who has a change of employer or primary occupation, or whose occupational responsibilities are substantially changed from when the director was elected to the Board (excluding retirement), will offer his or her resignation to the Board for consideration, to give the Board an opportunity to review the continued appropriateness of Board membership under such circumstances.

3.9 Service on Other Boards. Directors of the Corporation may serve on the boards of other companies; in light of the negative impact of competing time commitments when directors serve on multiple boards, directors are encouraged to limit the number of other boards on which they serve. The Nominating Committee and the Board will take into account the nature of and time involved in a director's service on boards of other companies in evaluating the suitability of individual directors for election or re-election. Directors shall advise the Chair of the Board prior to accepting an invitation to serve on another public company board or an appointment to serve on the audit or compensation committee of another public company board.

3.10 Director Orientation. The Corporate Governance Committee, in conjunction with the Chair and CEO, is responsible for ensuring that new directors are provided with an orientation and education program and for periodically providing materials for all directors on subjects relevant to their duties as Board members. Director orientation will include written information about the duties and obligations of directors and these Guidelines, presentations by senior management on the Corporation's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its external auditors, as well as on-site tours of the Corporation's operations.

3.11 Ongoing Director Education. The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Corporate Governance Committee will periodically canvass the directors to determine their training and education needs and interests, arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as directors of the Corporation and encourage and facilitate presentations by outside experts to the Board or committees on matters of interest or emerging significance.

3.12 Director Share Ownership. The Board has determined that ownership of the Corporation's shares by directors should be encouraged as one way of helping to align the interests of directors with those of shareholders. Absent general restrictions on share ownership arising by virtue of a director's professional or occupational circumstances, directors are required within two years of joining the board to have acquired common shares of the Corporation equal in value to at least two times the amount of the annual retainer first payable to them, and to maintain thereafter ownership of such shares during their tenure as directors. The Corporate Governance Committee will periodically review and make recommendations to the Board as to what level of director share ownership is appropriate for the Corporation.

3.13 Loans. The Corporation does not make any personal loans or extensions of credit to directors or executive officers.

3.14 Performance Assessments. The Corporate Governance Committee and the Chair will facilitate annual assessments of the performance of the Board, Board committees and individual directors.

3.15 Outside Advisers for Individual Directors. Occasionally, individual Directors may need the services of a legal adviser, accountant or other outside expert to assist on matters involving their responsibilities. Any Director who wishes to engage an outside adviser at the expense of the Corporation must obtain the approval of the Corporate Governance Committee, generally in consultation with the Chair of the Board.

4. Compensation

4.1 Compensation. The outside/independent directors of the Corporation are entitled to receive reasonable remuneration for their services as may be determined by the Board from time to time on the recommendation of the Compensation Committee as well as reimbursement of expenses incurred on Corporation business or in attending Board and Board committee meetings. A meaningful portion of compensation will be in the form of share options or other equity-based incentives to better align the interests of the Directors with those of the Corporation's shareholders. Directors who are also executive officers will not receive compensation for their services as directors in addition to the compensation received by them in their capacities as officers.

4.2 Annual Review. The Compensation Committee will review at least annually and make recommendations to the Board regarding the cash and non-cash remuneration, perquisites and other benefits to be paid for the services of the outside/independent Directors. In making its recommendations, the Committee will have regard to the form and amount of remuneration paid to directors of comparable companies, to current market practices, and to any other factors consistent with the principles set out herein which it deems appropriate.

5. Operations

5.1 Meetings. The Board will meet as frequently as is determined to be necessary but not less than four times per year, usually every quarter. The Chair, in consultation with the CEO, will develop the agenda for each Board meeting. All directors may, and are encouraged to, provide input to the agenda.

5.2 Notice. Under normal circumstances, the date, time and place of a regular meeting of the Board will be fixed and notified not less than five business days in the advance of the meeting and the agenda and supporting material will be distributed not less than four business days before the meeting.

5.3 Quorum and Procedure. A majority of the members of the Board constitutes a quorum for the transaction of business at all meetings of the Board. Except as expressly provided herein or in the Corporation's by-laws or as required by applicable law, rule, regulation or listing standards, the Board shall set its own procedure.

5.4 Attendance at Meetings. Directors are expected to attend all meetings of the Board and the Committees on which they serve, to come to such meetings fully prepared and to remain in attendance for the duration of the meeting. Where a director's absence from a meeting is unavoidable, the director should as soon as practicable after the meeting contact the Chair, the CEO or the Secretary of the Corporation for a briefing on the substantive elements of the meeting.

5.5 Confidentiality. Directors will maintain the absolute confidentiality of Board deliberations and decisions and information received at meetings except to the extent the information is publicly disclosed by the Corporation or as may be required by applicable law or as the Chair may otherwise specify.

5.6 Independent Director Meetings. The independent directors shall meet as a group, without the presence of management or non-independent directors, at every quarterly Board meeting or more frequently as needed, under the leadership of the Chair.

5.7 Attendance by Management and Others. The Board appreciates the value of having non-directors attend Board meetings to provide information and opinions to assist the directors in their deliberations. The Board, through the Chair, may request that any officers or other employees of the Corporation, or any other persons whose advice and counsel are sought by the Board, attend any meeting of the Board to provide such pertinent information as the Board requests. No non-director may attend a Board meeting without the prior approval of the Chair.

5.8 Information for Board Meetings. Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the Directors in advance of the meeting. Such materials should be concise, yet complete, with one or more summary pages, and be prepared in a way to focus attention on critical issues to be considered by the Board. Reports may be presented during Board meetings by members of the Board, management and/or staff or by invited outside advisers. It is recognized that, under some circumstances, due to the confidential nature of matters discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

5.9 Conflicts. Directors must never be in an undisclosed conflict of interest with the Corporation. A director who has a real or potential conflict of interest regarding any particular matter under consideration should advise the Board or Board Committee, as the case may be, refrain from debate and abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter.

6. Committees

6.1 Committees. The Board in its discretion and subject to the provisions of applicable laws, regulations and listing requirements may form and delegate authority to Committees. The Board currently has the following standing committees - Audit, Compensation, Corporate Governance, Nominating and Environment, Health & Safety and Sustainability Committee. Other Committees may be established from time to time by Board resolution.

6.2 Charters. Each standing Committee shall have its own written charter, adopted by the Board, setting forth the purposes, goals and responsibilities of the Committee as well as the qualifications for Committee membership and procedures for appointment, Committee structure and operations, and Committee duties and responsibilities. The charters will also provide that each Committee will annually evaluate its own performance and report its conclusions and recommendations for change to the Board for review, discussion and approval.

6.3 Composition and Chairs. The Audit, Compensation and Corporate Governance Committees will each be composed solely of three or more independent non-executive directors, and will each be chaired by one such independent non-executive director. The Nominating and Environment, Health & Safety and Sustainability Committees will comprise three directors, a majority of whom will be non-executive directors, and will each be chaired by one such non-executive director. Subject to the foregoing, each Committee will appoint its own chair from among its members.

6.4 Selection and Rotation of Members. The Corporate Governance Committee will recommend Committee members to the Board in accordance with the provisions of these Guidelines and the applicable Committee charter, after consultation with the Chair and the CEO and taking into consideration the desires of individual Board members. Although rotation of directors among committees is not mandatory, the Corporate Governance Committee will give due consideration to any benefits of periodic rotation in making its recommendations to the Board. Each member of the Committee will serve until his or her successor is elected or appointed or until such member's resignation or removal by a majority vote of the Board.

6.5 Committee Guidelines. All Board Committees operate under the following guidelines:

(a) Each Committee will meet at least once a year or more frequently as deemed necessary by the Committee. Committee chairs, in consultation with appropriate members of management, will set the agenda for Committee meetings.

(b) A majority of the members of a Committee constitutes a quorum for the transaction of business at all meetings of the Committee.

(c) A Committee chair may invite such director or, in consultation with the CEO, such employees of the Corporation as may be considered desirable to attend Committee meetings and assist in the discussion and consideration of the business of the Committee.

(d) A Committee may from time to time require the expertise of outside resources. Each committee has the authority to engage, set the terms of and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

(e) At the next Board meeting following each meeting of a Committee, the Committee chairs will report to the Board on the activities of the Committee. Minutes of Committee meetings will be made available to all directors and filed with the Secretary of the Corporation.

(f) Each Committee will conduct an annual performance assessment and shall report to the Board the results thereof.

(g) Each Committee will annually assess the adequacy of its charter and recommend any changes to the Board for approval.

(h) The proceedings of all Committee meetings will be minuted. The Secretary of the Corporation, or such other individual as may be appointed by the chair of the Committee, will act as secretary to each Committee.

6.6 Responsibilities of Committee Chairs. The chair of each Committee will:

(a) lead the Committee in undertaking the duties and responsibilities that it is charged with by the Board as outlined in its charter;

(b) ensure that Committee members receive in a timely fashion all the information they require;

(c) ensure that the Committee has adequate access to all members of management necessary for it to undertake its responsibilities;

(d) set agendas for and chair Committee meetings;

(e) lead the Committee in an annual review of its performance; and

(f) ensure the Committee comprises members with the requisite skill, experience and training relative to the Committee's responsibilities.

7. Other

7.1 CEO Evaluation. The Compensation Committee will conduct an annual review of the CEO's performance and report its assessments and decisions to the full Board for its review.

7.2 Code of Business Conduct and Ethics. All Directors, officers and employees are bound by the Corporation's Code of Business Conduct and Ethics. All who are affected by the Code are required to review it annually, and acknowledge their support and understanding thereof by signing it annually.

7.3 Reporting of Concerns. Consistent with the Corporation's 'whistleblower' policies and procedures, any employee who has a concern with respect to any activities of the Corporation, the honesty or integrity of any officer or employee of the Corporation, or the Corporation's financial reporting, accounting, internal accounting or other controls or any matters relating to the Corporation's financial statements or any audit or financial review by the Corporation's internal audit function or independent auditors, may communicate that concern directly to the chair of the Audit Committee. Mechanisms under such policies and procedures shall exist to provide that any such communication shall be confidential and

anonymous. The Company shall implement procedures to prohibit any officer or employee from retaliating or taking any adverse action against any employee who raises or helps to resolve any concern so communicated.

7.4 Publication of Guidelines and Charters. Copies of these Guidelines, the charters of each Committee of the Board, the Corporation's Code of Business Conduct and Ethics and the Confidentiality, Disclosure and Insider Trading Policy of the Corporation shall be available on the Corporation's website at all times.

7.5 Review of Guidelines. The Corporate Governance Committee will review these Guidelines periodically and any recommended changes will be submitted to the Board for approval.

BOWNE
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management's responsibility for financial reporting

March 28, 2007

Management's Responsibility for Financial Reporting

The consolidated financial statements have been prepared by management who, when necessary, has made informed judgments and estimates of the outcome of events and transactions, with due consideration given to materiality. Management acknowledges its responsibility for the fairness, integrity and objectivity of all information in the consolidated financial statements.

As a means of fulfilling its responsibility, management relies on the company's system of internal control. This system has been established to ensure, within reasonable limits, that the assets are safeguarded, transactions are properly recorded and are executed in accordance with management's authorization and that the accounting records provide a solid foundation from which to prepare the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting solely of non-management directors. This committee meets periodically, reviews the scope of the external audit, the adequacy of the system of internal control and the appropriateness of the financial reporting and then makes its recommendations to the Board of Directors. Based on those recommendations, the Board of Directors approves the consolidated financial statements.

"Neal Froneman"
Chief Executive Officer

"Jean Nortier"
Chief Financial Officer

uraniumone

auditors' report

Auditors' Report to the Shareholders

We have audited the consolidated balance sheet of sxr Uranium One Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"
Chartered Accountants
Toronto, Ontario, Canada
March 28, 2007

uraniumone

consolidated financial statements

Consolidated Financial Statements for the year ended December 31, 2006

sxr Uranium One Inc.

Consolidated Balance Sheets

As at December 31

(in US dollars)

	Notes	2006 US$'000	2005 US$'000
ASSETS			
Current assets			
Cash		327,516	10,891
Accounts receivable	3	22,184	8,823
Inventories	4	2,342	681
		352,042	**20,395**
Non-current assets			
Property, plant and equipment	5	286,855	157,255
Asset retirement fund	6	3,427	1,275
		290,282	**158,530**
Total assets		**642,324**	**178,925**
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	8	31,347	15,045
Current portion of lease obligations	9	1,272	1,452
Short term loan	10	51,659	993
		84,278	**17,490**
Non-current liabilities			
Asset retirement obligation	11	4,924	4,094
Lease obligations	9	304	1,560
Convertible debentures	12	108,653	-
Future taxation liability	16	30,863	21,156
		144,744	**26,810**
Non-controlling interest		7,688	-
SHAREHOLDERS' EQUITY			
Share capital	13	513,966	216,123
Contributed surplus	14	15,966	11,367
Convertible debentures	12	20,937	-
Accumulated deficit		(157,505)	(114,399)
Currency translation adjustments		12,250	21,534
		405,614	**134,625**
Total equity and liabilities		**642,324**	**178,925**

See accompanying notes to the Consolidated Financial Statements, including:

- *Basis of preparation (note 2.1)*
- *Contractual obligations (note 18)*
- *Subsequent events (note 22)*

Approved on behalf of the Board of Directors

Andrew Adams
Non-executive Chairman
March 28, 2007

Ken Williamson
Non-executive Director

sxr Uranium One Inc.

Consolidated Statements of Operations and Deficit

For the year ended December 31
(in US dollars)

	Notes	2006 US$'000	2005 US$'000
Gold sales		**3,336**	**2,730**
Cost of sales	15	(7,701)	(7,221)
Gross loss		(4,365)	(4,491)
Sundry income		827	770
General and administrative expenditure		(14,439)	(5,539)
Share options expensed	14	(10,845)	(7,240)
Restricted shares expensed	14	(1,367)	-
Exploration expenditure		(9,234)	(11,019)
Impairment of property, plant and equipment	5	(11,311)	-
Other net income		-	265
Operating loss		**(50,734)**	**(27,254)**
Interest received		5,244	1,065
Interest paid		(3,039)	(2,480)
Profit on disposal of investments		-	27
Fair value adjustment of listed investments		-	(2,169)
Impairment of investments	7	-	(10,929)
Dilution gain on disposal of investments		17,515	-
Foreign exchange losses on cash and cash equivalents		(11,905)	-
Loss before income taxes		**(42,919)**	**(41,740)**
Provision for income taxes	16	(1,065)	-
Net loss before minority interest		**(43,984)**	**(41,740)**
Minority interest		878	-
Net loss		**(43,106)**	**(41,740)**
Accumulated deficit at the beginning of the year		(114,399)	(72,659)
Accumulated deficit at the end of the year		**(157,505)**	**(114,399)**
Basic and diluted loss per common share (cents)	17	(38.33)	(58.67)
Weighted average number of basic and diluted common shares outstanding	17	112,447,306	71,139,266

See accompanying notes to the Consolidated Financial Statements

sxr Uranium One Inc.

Consolidated Statements of Cash Flows

For the year ended December 31
(in US dollars)

	Notes	2006 US$'000	2005 US$'000
Net loss		(43,106)	(41,740)
Add back: Net finance (income) / costs		(2,205)	1,415
Add back: Non-cash items:			
- Non-controlling interest in earnings of subsidiary		(878)	-
- Dilution gain on disposal of investments		(17,515)	-
- Depreciation and amortization		1,059	767
- Write down of inventory to net realisable value	15	1,313	-
- Future income taxes		1,065	-
- Impairment of property, plant and equipment	5	11,311	-
- Expensing of share options	14	10,845	7,240
- Expensing of restricted shares	14	1,367	
- Profit on disposal of property, plant and equipment		-	(265)
- Profit on disposal of investments		-	(27)
- Fair value adjustment of listed investments		-	2,169
- Impairment of investments		-	10,929
Net loss after finance cost and non-cash items		**(36,744)**	**(19,512)**
Movement in working capital:			
- Increase in inventories		(3,014)	(484)
- Increase in accounts receivable		(14,538)	(1,183)
- Increase in accounts payable and accrued liabilities		17,406	8,978
- Increase in asset retirement obligation		(1,258)	(340)
Cash utilized by operations		**(38,148)**	**(12,541)**
Net cash interest received / (paid)		4,266	(1,415)
Cash flows from operating activities		**(33,882)**	**(13,956)**
Proceeds from disposal of property, plant and equipment		-	265
Cash taken over from Sub-Nigel	20	1,933	-
Cash taken over from Southern Cross	21	-	8,389
Additions to property, plant and equipment		(126,172)	(14,762)
Proceeds on disposal of investments		-	10,615
Increase in environmental trust and other investments		(1,912)	(8)
Cash flows from investing activities		**(126,151)**	**4,499**
Net proceeds from the issue of ordinary shares		287,975	29,288
Net proceeds from the issue of ordinary shares by subsidiary		16,033	-
Net proceeds from the issue of debentures		128,867	-
Decrease in investment in debt redemption fund		-	970
Loan received / (repaid) during the year		44,192	(7,869)
Decrease in capital element of finance lease and other long term debt		(1,208)	(1,924)
Decrease in bank overdraft		-	(14)
Cash flows from financing activities		**475,859**	**20,451**
Effects of exchange rate changes on cash held in foreign currencies		**799**	(332)
Net increase in cash		**316,625**	**10,662**
Cash at the beginning of the year		10,891	229
Cash at the end of the year		**327,516**	**10,891**

See accompanying notes to the Consolidated Financial Statements.

1 NATURE OF OPERATIONS

The consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of the consolidated financial statements is based on accounting policies and practices consistent with those used in the prior year.

sxr Uranium One Inc. (the "Corporation" or "Uranium One") is a Canadian corporation with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange), engaged through subsidiaries in the acquisition, exploration and development of properties for production of uranium in South Africa, Australia, Canada and the United States, and gold in South Africa.

The Corporation's principal assets are the Dominion Uranium Project in South Africa and the permitted Honeymoon Uranium Project in South Australia. Through a joint venture with Pitchstone Exploration Ltd., ("Pitchstone") the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan. The Corporation's Uranium One Africa Limited (previously Aflease Gold and Uranium Resources Limited) subsidiary holds 71.36% of Aflease Gold Limited, which owns the Modder East Gold Project and related gold assets in South Africa.

1.1 Acquisition of Aflease Gold Limited

On January 10, 2006 Sub Nigel Gold Mining Company Limited ("Sub Nigel") acquired all of the issued and outstanding ordinary shares of New Kleinfontein Mining Company Limited ("New Kleinfontein"), a wholly-owned subsidiary of Aflease Gold and Uranium Resources Limited, now Uranium One Africa Limited ("Uranium One Africa"). Sub Nigel changed its name to Aflease Gold Limited as part of the transaction. All amounts due by New Kleinfontein to Uranium One Africa were included in the transaction. The net assets sold had a carrying value of $3.0 million at December 31, 2005 and the purchase consideration was $10.7 million, settled by issuing 68,073,545 new Sub Nigel ordinary shares to Uranium One Africa at 96 South African cents ($0.16) per share. Uranium One Africa retained an effective 80% of New Kleinfontein through its subsequent holding in Aflease Gold. Through this transaction and subsequent dilution of Uranium One Africa's share holding in Aflease Gold, Uranium One Africa now owns approximately 71.36% of Aflease Gold.

For accounting purposes, the transaction is considered a reverse takeover whereby New Kleinfontein is considered the acquiring company as the shareholders of Uranium One Africa acquired more than 50% of the issued and outstanding shares of Sub Nigel. The purchase method was used for consolidation purposes. Uranium One Africa therefore effectively sold 20% of New Kleinfontein and recognized a $7.1 million gain on the disposal. The results of operations of Sub Nigel were included with effect from January 11, 2006. The consolidated balance sheet as at December 31, 2006 represents the financial position of the entire Corporation.

1.2 Acquisition of Southern Cross Resources Inc.

The acquisition by Southern Cross Resources Inc. ("Southern Cross") of all of the issued and outstanding shares of Aflease Gold and Uranium Resources Limited (now Uranium One Africa) pursuant to the Acquisition Agreement dated September 14, 2005 and the Scheme of Arrangement, was finalized on December 8, 2005, being the date that the last condition precedent was met.

The essence of the transaction was that Uranium One Africa shareholders were offered 0.9 new Southern Cross shares for each Uranium One Africa issued and outstanding share, resulting in Uranium One Africa eventually being wholly owned by Southern Cross. Subsequent to this issue, the following events occurred:

- The share consolidation: Southern Cross shareholders were offered 1 share for every 5 shares held;
- The name change, with Southern Cross being changed to sxr Uranium One Inc.; and
- The grant of the replacement options in consideration of the Uranium One Africa options.

For accounting purposes, the transaction is considered a reverse takeover, whereby Uranium One Africa is considered the acquiring company as the shareholders of Uranium One Africa acquired more than 50% of the issued and outstanding shares of Southern Cross.

2 SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

2.2 Consolidation

The consolidated financial statements include the amounts of the Corporation and all of its subsidiaries. All significant intercompany balances and transactions are eliminated on consolidation.

2.2.1 Subsidiaries

A subsidiary is an entity which is controlled by the Corporation. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Corporation and its subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as minority interests on the consolidated balance sheet and consolidated statement of operations and deficit.

2.2.2 Joint arrangements that are not entities ("Joint Arrangements")

Some of the Corporation's exploration and development activities are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Corporation's proportionate interests in such activities. The Corporation advances funds to its resource property joint venture partner, Pitchstone, for exploration and development work. Advances are reclassified as capital costs of resource properties when the funds have been expended and reported to the Corporation by the joint venture operator.

2.3 Use of estimates

The preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, goodwill, estimation of future site restoration costs and future income taxes, and classification of current portion of long term debt. Financial results as determined by actual events could differ from those estimated.

2.4 Foreign currency translation

Items included in the financial statements of each entity in the Corporation are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency").

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of operations and deficit, except when deferred in equity as qualifying cash flow hedges.

The Corporation considers the United States ("US") dollar ("$") to be the reporting currency and the South African rand ("ZAR"), Australian dollar ("AUD") and Canadian dollar ("Cdn $") to be the functional currencies of the companies trading in each of the respective countries. The translated amounts are of a foreign entity and as such, the translation to US dollar was made using the current rate method, as follows: assets and liabilities, including goodwill, are translated to the US dollar at foreign exchange rates ruling at the balance sheet date. Revenues and expenses are translated at average exchange rates during the year. All resulting exchange differences are classified as equity and disclosed as currency translation adjustments in the balance sheet.

2.5 Financial Instruments

Financial assets and financial liabilities are recognized on the balance sheet when the Corporation has become party to the contractual provisions of the instruments.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below:

Investments

Purchases and sales of investments are recognized on the trade date, which is the date that the Corporation commits to purchase or sell the asset. After initial recognition, investments, which include the Corporation's listed investments and which are designated as long term investments, are measured at the lesser of historic cost or net realizable value. Listed investments, which are designated as short term investments, are measured at fair value. Losses on long term investments and profits and losses on short term investments are recognized in the income statement.

Other long term investments that are intended to be held to maturity are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition over the period to maturity. For investments carried at amortized cost, gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, deposits held at call and certificate of deposits with a remaining maturity of three months or less. Bank and cash balances are reported separately from bank overdraft balances, which are included in accounts payable.

Accounts receivable

Accounts receivable are carried at original invoice amount unless a provision has been recorded for impairment of these receivables. A provision for impairment of accounts receivable is established when there is objective evidence that the Corporation will not be able to collect all amounts due according to the original terms of receivables.

Financial liabilities

After initial recognition, financial liabilities other than trading liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any transaction costs and any discount or premium on settlement.

Accounts payable

Liabilities for trade and other payables which are normally settled on 30 to 90 day terms are carried at cost.

Impairment and uncollectability of financial assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets may be impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: The carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in the income statement for the period.

Loans payable

Loans payable are recognized initially at the proceeds received, net of transaction costs incurred. Loans payable are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the loan.

Offset

Where a legally enforceable right of offset exists for recognized financial assets and financial liabilities, and there is an intention to settle the liability and realize the asset simultaneously, or settle on a net basis, all related financial effects are offset.

Equity instruments

Equity instruments issued by the Corporation are recorded at the proceeds received, net of direct issue costs.
The carrying amounts for cash and cash equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the short maturities of these instruments.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6 Property, plant and equipment

Mine development and infrastructure

Mining assets are initially recorded at cost and will include mine development and mine plant facilities. Costs include pre-production expenditure. Development costs incurred to evaluate and develop new ore bodies or to define mineralization in existing ore bodies or to establish or expand productive capacity are capitalized. Mine development costs in the ordinary course to maintain production are expensed as incurred. Initial development and pre-production costs relating to a new ore body are capitalized until the reef horizon is intersected and commercial levels of production are achieved, at which time the costs are amortized.

Mineral and surface rights

Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

Mining exploration

Exploration costs are expensed as incurred. When a decision is made that commercial production on a mining property should commence, all further pre-production expenditures are capitalized. These costs include evaluation costs.

2.7 Capitalization of interest

Net interest costs incurred during the development, construction and start up phase of major projects are capitalized.

2.8 Asset retirement obligations

The Corporation recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Corporation concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at credit adjusted risk-free interest rate. Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The fair value of asset retirement obligations is recognized and provided for in the financial statements and capitalized to mining assets when incurred.

Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset. The impact of this change in accounting policy was not material.

Annual increases in the provision are accreted into income and consist of financing costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created is capitalized to mining assets against an increase in rehabilitation provision.

2.10 Impairment of long-lived assets

Where impairment is identified, the carrying value of the related property, plant and equipment is written down to fair value. Recoverability of the long term assets of the Corporation, which includes development costs and undeveloped property costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, based on future undiscounted cash flows. In preparing this evaluation, the Corporation compares the carrying amount of the asset to its fair value. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. To determine fair value, management makes its best estimates of the future cash inflows that will be obtained each year over the life of the asset and discounts the cash flows by a rate that is based on the time value of money, adjusted for the risk associated with the applicable asset.

Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11 Future income and mining taxes

The Corporation utilizes the asset and liability method of accounting for income and mining taxes. Under the asset and liability method, future income and mining tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.

2.12 Stock-based compensation

The Corporation's stock-based compensation plan is described in note 14.

The Corporation recognizes as an expense the fair value of employee share-stock compensation, including stock options. Any consideration paid upon the exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to share capital. The fair value attributable to stock options that expire unexercised is credited to contributed surplus.

2.13 Revenue recognition

Revenue from sales is recognized when significant risks and rewards of title and ownership of the goods are transferred upon delivery to the final refiner.

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Corporation.

2.14 Leased assets

Leases of property, plant and equipment where the corporation has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long term payables. The interest element of the instalment is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.15 Inventories

Inventories, which include in process metals and consumable stores, are stated at the lower of cost or net realizable value. The related direct production costs associated with in process metals are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis. In process metals is identified and measured from the ore stockpiles up to and including the on-site refining plant.

2.16 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the year greater than their exercise price are exercised and the proceeds used to repurchase common shares. As a result of the loss for each of the reporting years, the potential effect of exercising stock options and warrants has not been included in the calculation of diluted loss per share as to do so would be anti-dilutive.

3 ACCOUNTS RECEIVABLE

	2006 US$'000	2005 US$'000
Trade receivables	1,850	54
Value Added Tax and General Sales Tax	13,327	4,614
Prepayments and advances	5,288	3,803
Deposits and guarantees	977	93
Other receivables	742	259
	22,184	**8,823**

4 INVENTORIES

	2006 US$'000	2005 US$'000
In-process metal	883	231
Spares and consumables	1,459	450
	2,342	**681**

5 PROPERTY, PLANT AND EQUIPMENT

	2006			2005		
	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000
Mine development costs and mine plant facilities	149,266	(3,561)	145,705	38,014	(3,676)	34,338
Mineral and Undeveloped properties	140,421	-	140,421	122,639	-	122,639
Motor vehicles	662	(382)	280	433	(316)	117
Office equipment	953	(504)	449	544	(383)	161
	291,302	(4,447)	286,855	161,630	(4,375)	157,255
Owned assets			285,065			156,890
Leased assets			1,790			365
Total net carrying amount as at end of year			**286,855**			**157,255**

Mine development costs and mine plant facilities comprise of the following projects:

	2006			2005		
	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000
Dominium Uranium Project	137,585	(1,709)	135,876	10,428	(47)	10,381
Honeymoon Uranium Project	3,253	(1,173)	2,080	2,923	(2,642)	282
Modder East Gold Project	8,428	(679)	7,749	966	(358)	608
Bonanza Gold Project	-	-	-	23,697	(629)	23,068
	149,266	**(3,561)**	**145,705**	**38,014**	**(3,676)**	**34,338**

5 PROPERTY, PLANT AND EQUIPMENT (continued)

	Mineral Properties		Undeveloped properties	
	2006	2005	2006	2005
	US$'000	US$'000	US$'000	US$'000
Modder East	-	-	15,020	15,807
Sub-Nigel	-	-	15,423	-
Spaarwater	300	-	-	-
Honeymoon, Australia	5,246	6,016	31,818	28,670
Goulds Dam, Australia	-	-	24,921	24,921
Billeroo / Karkarook, Australia	-	-	43,170	43,170
Athabasca, Canada	2,366	1,281	2,157	1,427
Loan guarantees and Native title claims	-	-	-	1,347
	7,912	**7,297**	**132,509**	**115,342**

Impairment of property, plant and equipment

During 2006, management stopped operations at Bonanza when the gold plant was to be integrated with the new uranium plant. The less profitable Bonanza ore will be replaced by ore from the uranium deposits for the next few years. As a result, the Bonanza carrying value amounting to $11.1 million has been impaired. The gold plant was not impaired and was transferred to the Dominium Uranium Project. Other assets amounting to $0.2 million were also impaired.

Native title claims

The Corporation's interests in the Honeymoon and Goulds Dam properties are subject to two Native Title claims. Agreements have been secured with both groups, whereby the Corporation pays annual administration fees to each claimant group. The amount recognized for the Native Title Claims was reclassified and added to undeveloped properties during the 2006 financial year.

Dominium Uranium Project

The Dominion Uranium Project is situated in the North West Province of South Africa. The Dominion Uranium Project is a brownfields development project consisting of the Dominion and Rietkuil sections which include two former uranium and gold mining operations. Construction of the Dominion uranium mine was approved in 2005.

Honeymoon Uranium Project

The Honeymoon Uranium Project is located in north-east South Australia. During the year, an updated mineral resource estimate and a feasibility study were published on the Honeymoon Uranium Project. Uranium One's Board of Directors approved the development of the Honeymoon Uranium Project on August 28, 2006.

Modder East Gold Project

In May 2006, Aflease Gold, a subsidiary of the Corporation resolved to develop the Modder East Gold Project into a mine and commenced the initial phase of construction. In August 2006, an updated mineral resource and reserve estimate and a feasibility study prepared by Turgis Consulting (Pty) Ltd. and audited by SRK Consulting South Africa (Pty) Ltd. was published on the project and, in light of the results of that study, the Aflease Gold Board approved full implementation of the Modder East Gold Project.

6 ASSET RETIREMENT FUND

	2006 US$'000	2005 US$'000
Investments in Environmental Trust Fund	3,181	1,171
- Opening balance	1,171	1,488
- Investment income	166	13
- Contributions	1,912	-
- Costs incurred	-	(168)
- Foreign exchange loss	(68)	(162)
Rehabilitation Cash Management account	246	104
	3,427	**1,275**

The Environmental Trust Fund is a trust under the Corporation's control and is to be used to fund the rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest bearing accounts, together with investments in South African equities.

The Rehabilitation Cash Management account is a money market fund investment. Interest is capitalized.

7 LISTED INVESTMENTS

The Corporation has an investment in Randgold and Exploration Company Limited. The company was delisted from the NASDAQ and suspended by the JSE. Due to uncertainty that prevails over the value of the shares, management has resolved to write this investment down to a zero value. The impairment charge recorded in the 2005 financial year amounted to $8.2 million.

The underlying shares pertaining to the contractual commitment to acquire shares in Randgold under the futures contract referred to in note 10, were also impaired. A provision of $2.7 million was recorded in the 2005 financial year to recognize the Corporation's future obligation in terms of the contractual commitment. Refer note 8.

8 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006 US$'000	2005 US$'000
Trade payables	24,190	6,651
Accruals	691	4,396
Taxation payable	70	-
Provisions	6,396	3,998
- Provision for leave pay	513	79
- Provision for bonuses	1,887	1,238
- Provision for settlement of employee taxes	1,393	-
- Provision for decline in value of shares (refer note 7)	2,412	2,681
- Other provisions	191	-
	31,347	**15,045**

9 LEASE OBLIGATIONS

	2006 US$'000	2005 US$'000
Present value of finance lease obligations payable within 1 year	1,272	1 452
Minimum lease payments	1,388	1,650
Finance charges	(116)	(198)
Present value of finance lease obligations payable within 2 to 5 years	304	1,560
Minimum lease payments	322	1,772
Finance charges	(18)	(212)
Payable in	1,710	3,422
- 2006	-	1,650
- 2007	1,388	1,479
- 2008	255	246
- 2009	33	14
- 2010	29	14
- Thereafter	5	19
Total debt	**1,576**	**3,012**
Short term portion of finance leases	1,272	1 452
Total long term debt	304	1,560

Finance leases were obtained for the purchase of equipment required for mining operations. Monthly instalments payable range from $1.0 thousand (2005: $0.6 thousand) to $38.6 thousand (2005: $35 thousand) and are repayable over various terms. Interest rates are linked to prime and range from prime less 2.5% to prime less 0.5%.

Included in the lease obligations are loans that are secured by a general notarial bond over the moveable assets financed.

10 SHORT TERM LOAN

	2006 US$'000	2005 US$'000
February 2005 Nedcor Securities loan	199	993
August 2006 Nedcor Securities loan	51,460	-
Total liability	**51,659**	**993**

The February 2005 Nedcor Securities loan represents draw-downs on a facility provided by Nedcor Securities, secured by Uranium One Africa's investment in Randgold and Exploration Company Limited ("Randgold") shares. This loan attracts interest in South Africa at a variable rate currently at ZAR 8.95%, adjusted in terms of a formula which is influenced by movements in the Randgold share price. The effective interest rate for the period was ZAR 23.48%. The loan has no fixed repayment terms. The loan is repayable in South African rand. Refer note 7.

The August 2006 Nedcor Securities loan represents draw-downs on a facility provided by Nedcor Securities, secured by Uranium One Africa's investment in Aflease Gold shares. This loan attracts interest in South Africa at a flat rate of ZAR 9% per annum, adjusted in terms of a formula which is influenced by movements in the Aflease Gold share price. The effective interest rate for the period was ZAR 9.88%. The loan will be repaid on September 20, 2007. The loan is repayable in South African rand.

Uranium One's investment in Randgold and Aflease Gold is encumbered while these finance arrangements remain in place. These loans are classified as liabilities held to maturity and are carried at amortized cost.

11 ASSET RETIREMENT OBLIGATION

	Australian Uranium Operations US$'000	African Uranium Operations US$'000	Aflease Gold Operations US$'000	TOTAL 2006 US$'000	TOTAL 2005 US$'000
Opening balance	-	3,915	178	4,093	4,186
- Incurred during the year	321	1,138	202	1,661	-
- Settled	-	-	-	-	-
- Accretion expense	-	307	1	308	360
- Revision	-	(710)	-	(710)	-
- Foreign exchange gain / (loss)	7	(419)	(16)	(428)	(452)
Total obligation	**328**	**4,231**	**365**	**4,924**	**4,094**

The following are the key assumptions used during 2006:

	Dominion Uranium Project US$'000	Honeymoon Uranium Project US$'000	Aflease Gold Operations US$'000	Bonanza Gold Project US$'000	TOTAL 2006 US$'000
Undiscounted and uninflated amount of estimated cash flows	**2,329**	**427**	**504**	**4,297**	**7,557**
Currency payable	ZAR	AUD	ZAR	ZAR	
Payable in years	11	6	13	11	
Inflation rate	5.50%	3.00%	5.50%	5.00%	
Discount rate	14.50%	7.39%	14.50%	9.65%	

The following are the key assumptions used during 2005:

	Dominion Uranium Project US$'000	Honeymoon Uranium Project US$'000	Aflease Gold Operations US$'000	Bonanza Gold Project US$'000	TOTAL 2005 US$'000
Undiscounted and uninflated amount of estimated cash flows	**-**	**-**	**233**	**5,596**	**5,829**
Currency payable	ZAR	AUD	ZAR	ZAR	
Payable in years	-	-	5	11	
Inflation rate	-	-	5.00%	5.00%	
Discount rate	-	-	9.65%	9.65%	

The rehabilitation trusts have been set up as sinking funds for the purposes of the environmental rehabilitation and closure costs. The trust deed prohibits use of the funds for any other purpose.

The fair value of the restricted assets at year end is $3.4 million (2005: $1.3 million). Refer note 6.

During the fourth quarter of 2006 an extensive independent and internal review was performed on the rehabilitation obligations at the South African operations and an internal review was performed at the Australian operations. The independent review performed on the South Africa operations was performed by Prime Resources during November 2006. The provision for the Bonanza operations remains unchanged except for the portion that was transferred to the Dominion Reefs Uranium Mine operations. The portion transferred mainly relates to the rehabilitation of the gold plant. The review resulted in the initial provision for the rehabilitation of the Dominion Reefs Uranium Mine and Honeymoon Uranium Mine pertaining to the development of these operations during the 2006 year.

12 CONVERTIBLE DEBENTURES

4.25% Convertible Unsecured Subordinated Debentures	2006	2005
	US$'000	US$'000
Nominal value of convertible loan notes issued	133,239	-
Underwriters Fees	(3,997)	-
Net proceeds	**129,242**	-
Equity component	**20,937**	-
The liability as at December 31, 2006 is made up as follows:		
Liability component at date of issue	112,606	-
Convertible Debentures - costs	(4,372)	-
Interest charged	429	-
Foreign exchange movement	(10)	-
Liability as at 31 December 2006	**108,653**	-

On December 20, 2006, the Corporation completed an offering of $133.2 million (including exercised over allotment option of $17.4 million granted to underwriters) convertible unsecured subordinated debentures maturing December 31, 2011 (the "debentures"). The debentures were issued at Cdn $1,000 per debenture and the underwriters' fees amounted to Cdn $30 per debenture, which resulted in the net proceeds to the Corporation of Cdn $970 per debenture. The Debentures bear interest at an annual rate of 4.25%, payable semi-annually in arrears on June 30 and December 31 of each year, commencing June 30, 2007. The June 30, 2007 interest payment will represent accrued interest from the closing of the offering to June 30, 2007. The conversion price was set at Cdn $20 per share, which is equivalent to 50 common shares for each Cdn $1,000 principal amount of debentures. The Corporation intends to use the net proceeds of the offering to fund the development and operation of the Corporation's Uranium Projects and for general corporate purposes.

The debentures may not be redeemed by the Corporation prior to January 1, 2010. On and after that date and prior to the maturity date, the debentures may be redeemed by the Corporation, in whole or in part from time to time, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the weighted average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is given, is at least 130% of the conversion price.

For accounting purposes, the debentures contain both a liability component and an equity component, being the holder's conversion right, which have been separately presented in the consolidated balance sheet. The Corporation has allocated the $133.2 million face value of the debentures to the individual liability and equity components by establishing the fair value of the liability component and then allocating the balance remaining after subtracting the fair value of the liability from the issue price, to the equity component. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal amounts at the estimated prevailing market rate of 10.56% for a debt instrument of comparable maturity and credit quality but excluding any conversion privilege by the holder.

As a result, the Corporation allocated $112.6 million of the gross proceeds received to debt and $20.9 million to equity. Interest is recognized by accreting the liability component of $112.6 million less expenses of $4.3 million to its face value of $133.2 million over the term of the debentures, calculated based on an estimated effective annual interest rate of 11.77%. For the year ended December 31, 2006, interest relating to the accretion of the debt totalled $0.4 million, which was expensed and included as interest and financing expense.

13 SHARE CAPITAL

Ordinary shares	Number of shares 2006	Number of shares 2005	Value of shares 2006 US$'000	Value of shares 2005 US$'000
Opening balance of common shares in issue	89,103,814	336,451,321	216,123	80,736
Common shares issued in public or private offering	43,195,830	50,325,405	301,510	35,508
Shares issued in settlement of Eastbourne Capital loan	-	21,535,107	-	9,312
Exercise of stock options and Restricted shares	2,542,034	998,288	14,786	634
Share issue costs	-	-	(18,453)	(6,220)
Closing balance of issued and outstanding shares on December 8, 2005	**134,841,678**	**409,310,121**	**513,966**	**119,970**
Conversion of Aflease shares to sxr Uranium One Inc. shares at a ratio of 0.9		368,379,109		119,970
Share consolidation: 1 share for every 5 shares held		73,675,822		119,970
Acquisition of Southern Cross Resources Inc.		15,427,992		95,976
Warrants exercised after December 8, 2005		-		177
Closing balance of issued and outstanding shares	**134,841,678**	**89,103,814**	**513,966**	**216,123**

14 CONTRIBUTED SURPLUS

The following table details the movements of contributed surplus during the year:

	Warrants US$'000	Restricted US$'000	Options US$'000	TOTAL 2006 US$'000	TOTAL 2005 US$'000
At the beginning of the year	1,813	-	9 554	11,367	2,790
Share options expensed	-	-	10,845	10,845	7,240
Share options exercised	-	-	(7,593)	(7,593)	(259)
Restricted shares expensed	-	1,367	-	1,367	-
Restricted shares exercised	-	(20)	-	(20)	-
Warrants issued to BMO Nesbitt	-	-	-	-	1,773
Warrants exercised	-	-	-	-	(177)
At the end of the year	**1,813**	**1,347**	**12,806**	**15,966**	**11,367**

Assumptions

The fair value of Restricted shares used to calculate the compensation expense was determined as the share price on the grant date adjusted by the probability of the recipients remaining in the workforce until the vesting date.

The fair value of stock options used to calculate the compensation expense has been estimated using the binomial option pricing model with the following assumptions:

	Dec 31, 2006	Dec 31, 2005
Risk free interest rate: Canadian rates	3.81 - 4.11%	3.70 - 4.12%
Expected dividend yield	0%	0%
Expected volatility of the Corporation's share price	60%	61%

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Corporation's stock options and restricted shares.

14 CONTRIBUTED SURPLUS (continued)

Options

Under the Corporation's Option plan, options granted are non-assignable and may be granted for a term not exceeding ten years. The plan is administered by the Board of Directors, or a committee of the board, which determines individual eligibility under the plan, number of shares reserved underlying the options granted to each individual (not exceeding 5% of the issued and outstanding shares to any insider and not exceeding 1% of the issued and outstanding shares to any non-employee director on a non-diluted basis) and any vesting period, which, pursuant to the stock option plan is generally one-third on the grant date, one-third on the first anniversary of the grant date and the remainder on the second anniversary of the grant date unless the board of directors determines otherwise. The board of directors, on December 8, 2006, decided to adopt an amended vesting schedule such that any options granted on and after December 8, 2006, would vest as to one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and one-third on the third anniversary of the grant date. The maximum number of shares of the Corporation that are issuable pursuant to the plan is limited to 7.2% of issued and outstanding shares.

The following is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted average exercise price	
	2006	2005	2006 US$	2005 US$
At the beginning of the year	5,268,610	13,139,178	0.47	0.47
Granted during the year	2,926,443	12,759,147	8.35	0.46
Exercised during the year	(2,518,309)	(997,130)	2.61	0.40
Forfeiture of share options	(188,843)	(784,847)	4.34	0.36
At the end of the year	**5,487,901**	**24,116,348**	**7.97**	**0.47**
Replacement options issued to Aflease at a conversion rate of 0.18		4,340,943		
Southern Cross options converted at a rate of 0.20		927,667		
Outstanding options as at the end of the year	**5,487,901**	**5,268,610**	**7.97**	**2.74**

The stock option compensation expense for 2006 was $10.6 million (2005: $7.2 million) for the sxr Uranium One options and $0,2 million for the Aflease Gold options. As at December 31, 2006, the aggregate unexpensed fair value of unvested stock options granted amounted to $7.4 million (2005: $6.4 million).

The following table summarizes certain information about the Corporation's stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable		
Range of Exercise Prices US$	Number outstanding as at Dec 31, 2006	Weighted average remaining life (years)	Weighted average exercise price US$	Number exercisable as at Dec 31, 2006	Weighted average remaining life (years)	Weighted average exercise price US$
1.15 to 1.59	916,334	3.94	1.48	471,443	3.94	1.49
2.19 to 2.85	174,169	3.94	2.34	121,584	3.94	2.34
3.13 to 3.84	1,241,292	3.92	3.55	1,060,164	3.91	3.56
4.04 to 4.92	352,421	3.78	4.12	217,348	3.83	4.12
5.52 to 6.78	1,647,034	4.14	6.75	499,312	4.13	6.70
7.17 to 12.28	1,156,651	4.88	11.68	164,184	4.82	10.97
	5,487,901	**4.22**	**7.97**	**2,534,035**	**4.03**	**5.65**

Options exercised during the 2006 financial year resulted in 2,518,309 shares being issued at an average exercise price of $2.61 per share.

14 CONTRIBUTED SURPLUS (continued)

Restricted shares

Under the Uranium One Restricted Share Plan, restricted share rights are granted to eligible employees, contractors and directors. Each restricted share right is exercisable for one common share of Uranium One at the end of the restricted period for no additional consideration. The vesting period is generally two-thirds on the first anniversary of the grant date and the remainder on the second anniversary of the grant date. The aggregate maximum number of shares available for issuance under the restricted share plan is capped at one million; the number of shares for issuance to non-employee directors may not exceed 0.5% of the total number of common shares outstanding on a non-diluted basis.

The following is a summary of the Corporation's Restricted shares issued under the Restricted Share Plan:

	Number of Restricted shares	
	2006	2005
Granted during the year	441,915	-
Exercised during the year	(28,414)	-
Total Restricted shares outstanding at the end of the period	**413,501**	-

The grant date of 113 993 Restricted shares was December 8, 2006. The share price on grant date was $12.07 per share.
The grant date of 327 922 Restricted shares was June 7, 2006. The share price on grant date was $8.08 per share.

Restricted shares will not expire while the participant is in the employ of the Corporation.

The Restricted share expense for the year ended December 31, 2006 was $1.4 million (2005: $0). As at December 31, 2006 the aggregate unexpensed fair value of unvested Restricted shares granted amounted to $2.4 million (December 31, 2005: $0).

Warrants	Number of warrants		Allocated value		Average exercise price	
	2006	2005	2006	2005	2006	2005
			US$'000	US$'000	US$	US$
At the beginning of the year	5,976,319	3,876,319	1,813	217	3.69	2.73
Issued to BMO Nesbitt	-	1,800,000	-	1,596	-	5.39
Warrants acquired (Series D Warrants)	-	300,000	-	-	-	5.96
At the end of the year	**5,976,319**	**5,976,319**	**1,813**	**1,813**	**3.69**	**3.69**

Warrants comprise:	Number of warrants	
	2006	2005
2008 Warrants	3,876,319	3,876,319
BMO Nesbitt Warrants	1,800,000	1,800,000
Series D Warrants	300,000	300,000
Total	**5,976,319**	**5,976,319**

The fair value of the 2008 warrants (previously referred to as the "Eastbourne warrants") was valued, for Canadian GAAP purposes, at $0.2 million on December 31, 2004. The 3,876,319 warrants have a term of 3 years from the date of issue and expire on September 24, 2008.

The fair value of the BMO warrants was determined at $1.8 million on December 30, 2005, using the binomial option pricing model with the following assumptions: United States zero coupon rates of between 4.39% and 4.83%, expected dividend yield of nil, expected 90 day volatility of 51.5% and expected warrants term of 1.18 years. The expiry date of these warrants is March 5, 2007.

Series D Warrants represent those acquired from Southern Cross through the reverse takeover. 150,000 warrants expire on September 17, 2007 and 150,000 warrants expire on January 4, 2008.

15 COST OF SALES

	2006 US$'000	2005 US$'000
Cash operating costs	5,729	6,454
Depreciation and amortization	659	767
Write down of inventory	1,313	-
	7,701	**7,221**

16 INCOME TAXES

	2006 US$'000	2005 US$'000
Normal taxation - current	42	-
Future income taxes	1,023	-
	1,065	**-**

Future taxes of $1.0 million were provided on the profit of $7.1 million on disposal by the Corporation of its investment in New Kleinfontein, which constitutes a capital gain.

A reconciliation between the average effective taxation rate and the applicable tax rate is presented below:

Income tax rate reconciliation	2006 %	2005 %
Statutory rate of taxation	36%	34%
Income not subject to taxation	14%	0%
Expenses not deductible for taxation purposes	(29%)	(23%)
Future taxes not provided	(21%)	(2%)
- Adjustment due to different taxation rate - Australia	(1%)	(4%)
- Adjustment due to different taxation rate - South Africa	(1%)	(5%)
Effective tax rate	**(2%)**	**0%**

Taxation is determined by taking into account the taxable income and capital expenditure from operations during the year. Various operating jurisdictions are regulated by their respective taxation regimes. No taxation was payable in 2006 as the Corporation has an estimated unclaimed capital expenditure balance of $165.7 million (2005: $44.1 million) and calculated tax losses balance of $86.5 million (2005: $77.2 million). This is made up as follows:

	Unclaimed capital expenditure		Taxation losses	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
South Africa	165,677	44,075	37,518	50,509
Canada	-	-	22,166	21,125
Australia	-	-	26,814	5,592
	165,677	**44,075**	**86,498**	**77,226**

16 INCOME TAXES (continued)

The taxation rates utilized as at December 31, 2006 were 36.12% in Canada, 30% in Australia and 29%-45% in South Africa.

These future deductions are utilizable only against income generated from the Corporation's current operations and do not expire unless the mine ceases to trade.

Non-mining taxable income, which consists primarily of net interest received, was shielded against mining tax losses that were not ring-fenced for tax purposes. In South Africa, the Corporation is exempt from payment of secondary taxation on companies, having made the election not to pay secondary taxation on companies. Aflease Gold has elected to pay secondary taxation on companies. The election influences the taxation rate of each of the companies.

The Corporation's future income taxation assets and liabilities as at December 31, 2006 and 2005 are summarized below. These amounts incorporate the unclaimed capital expenditure as well as the taxation loss balances referred to above, multiplied by the applicable taxation rates.

	2006 US$'000	2005 US$'000
Mining and non-mining assets	(52,955)	(36,762)
Revaluation of undeveloped property	(30,863)	(21,156)
Provisions	7,434	1,300
	(76,384)	(56,618)
Unclaimed capital expenditure	67,806	12,782
Taxation losses	28,383	22,893
Net future income taxation asset / (liability)	19,805	(20,943)
Deferred taxation asset not recognized	(50,668)	(213)
Net future income taxation liability recognized	**(30,863)**	**(21,156)**

The Corporation has not recorded a net deferred taxation asset in the amount of $50.7 million as at December 31, 2006 (2005 - $0.2 million) because management believes that the future income tax assets are not more likely than not to be realized in the carry-forward period.

In 2005, the revaluation assets arose on the fair valuation of assets that formed part of the reverse takeover of Southern Cross by Uranium One Africa. In compliance with accounting practice, a future taxation liability of $21.2 million was recognized to the extent that the ring-fenced future taxation asset of $2.5 million was insufficient to off-set the full liability of $23.7 million.

In 2006, the movement in the revaluation assets rose on the fair valuation of assets that formed part of the reverse takeover of Aflease Gold by New Kleinfontein. In compliance with accounting practice, a future taxation liability of $8.7 million was recognized. Included in the movement for the year is the $1.0 million provision for the profit on disposal of the investment in New Kleinfontein, as described above.

17 BASIC LOSS PER SHARE AND DILUTED LOSS PER SHARE

	2006	2005
Basic and diluted loss per share (cents)	(38.33)	(58.67)
is calculated based on a net loss of the period of ($'000)	(43,106)	(41,740)
and a weighted average number of shares outstanding of	112,447,306	71,139,266

For the years ended December 31, 2006 and 2005, the impact of outstanding share options and warrants was excluded from the diluted share calculation because it was anti-dilutive for earnings per share purposes.

18 CONTRACTUAL OBLIGATIONS

	2006 US$'000	2005 US$'000
Short term loan	51,659	992
Capital commitments	38,326	37,931
Total contractual obligations	**89,985**	**38,923**
Payable in		
- one year	89,985	38,923
- after one year	-	-
	89,985	**38,923**

The capital commitments relate to capital expenditure on the Dominion Uranium Project, Honeymoon Uranium Project, Pitchstone and the Modder East Gold Project.

19 FINANCIAL INSTRUMENTS

Financial risk factors

The Corporation's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Corporation's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Corporation. The Corporation does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the Corporation is approved by the Board of Directors.

(i) Foreign exchange risk

The Corporation is exposed to foreign exchange risk arising predominantly from foreign currency denominated sales. The Corporation, however, does not hedge its exposure to foreign currency exchange risk.

(ii) Interest rate risk

The Corporation's income and operating cash flows are substantially independent of changes in market interest rates. The Corporation has no set policy on maintenance of a set proportion of borrowings in fixed rate instruments versus variable instruments. At the year end no debt was at fixed rates.

(iii) Credit risk

The Corporation has no significant concentrations of credit risk. The Corporation has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Corporation has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Fair value estimation

The fair value of publicly traded derivatives and trading securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of other financial instruments, the Corporation uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

19 FINANCIAL INSTRUMENTS (continued)

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Corporation for similar financial instruments.

The actual disclosed values of the financial instruments all approximate the fair values of these instruments.

20 REVERSE TAKEOVER OF SUB NIGEL

In the current financial year the merger between Sub Nigel and New Kleinfontein was accomplished through the issue of Sub Nigel shares to Uranium One Africa in payment for all of the issued and outstanding ordinary shares of New Kleinfontein and all amounts due by New Kleinfontein to Uranium One Africa on loan account, as detailed in note 1.

Except for the cash taken over, this transaction has been excluded from the cash flow statement as it did not result in an exchange of cash.

The aggregate fair values of assets acquired and liabilities assumed on the purchase of Sub Nigel were as follows:

	2006 US$'000
Property, plant and equipment	778
Undeveloped properties - Sub Nigel	17,717
Loan account	1,518
Receivables and prepayments	66
Inventory	9
Cash	1,933
Cost closure obligation	(35)
Trade and other payables	(1,069)
Future taxation liability	(5,138)
Value of business combination	15,779
Non-controlling interest	(2,999)
Cash taken over	1,933
Consideration	(12,780)
Net cash flow	**1,933**

The terms of the purchase price were agreed between the parties in terms of an agreement of acquisition dated August 23, 2005. The effective date of the reverse takeover was January 10, 2006.

Changes in the percentage shareholding from 79.92% on January 10, 2006 to 71.36% on December 31, 2006 resulted in a dilution gain of $17.5 million for the year ended December 31, 2006.

21 REVERSE TAKEOVER OF SOUTHERN CROSS RESOURCES INC.

The aggregate fair values of assets acquired and liabilities assumed on the purchase of Southern Cross Resources Inc. were as follows:

	2005 US$'000
Property, plant and equipment	32,373
Undeveloped properties	76,490
Other assets	96
Receivables and prepayments	2,541
Cash	8,389
Interest bearing borrowings	(79)
Trade and other payables	(2,678)
Future taxation liability	(21,156)
Purchase price	95,976
Cash taken over	8,389
Shares consideration	(95,976)
Net cash flow	**8,389**

The terms of the purchase price were agreed between the parties in terms of an agreement of acquisition dated September 14, 2005. The effective date of the reverse takeover was December 8, 2005.

22 SUBSEQUENT EVENTS

UrAsia Energy Limited

On February 12, 2007, the Corporation and UrAsia Energy Ltd. ("UrAsia") entered into a definitive arrangement agreement under which the Corporation will acquire all of the outstanding common shares of UrAsia. The business combination will be effected by way of a court-approved plan of arrangement under section 288 of the Business Corporations Act (British Columbia). Under the terms of the arrangement, all holders of UrAsia Shares will receive 0.45 Uranium One shares for each UrAsia common share held. It is expected that the current shareholders of the Corporation will own approximately 40% and the current shareholders of UrAsia will own approximately 60% of the combined company after giving effect to the arrangement. Each UrAsia warrant and stock option, which previously gave the holder the right to acquire common shares of UrAsia, will be exchanged for warrants or stock options which gives the holder the right to acquire common shares of the Corporation, at a ratio of 0.45 Uranium One warrant or stock option for every UrAsia warrant or stock option, with all other terms of such warrants or stock options remaining unchanged. Subject to approval by the Corporation's shareholders, the combined entity will change its corporate name and continue under the name Uranium One Inc.

The combination is subject to, among other things, approval by a two-thirds majority of the voles cast by holders of UrAsia common shares and applicable Canadian regulatory and court approvals. The transaction is expected to close during the second quarter of 2007. If the combination does not occur under certain circumstances, UrAsia has agreed to pay Uranium One a break fee of $90.0 million. A break fee of $60 million is payable by the Corporation in certain circumstances if they terminate the arrangement. A break fee of $60.0 million is payable by Uranium One if UrAsia terminates the agreement as a result of certain material breaches of the agreement by Uranium One which are not curable.

Shootaring Canyon Uranium Mill and Associated Properties

On February 23, 2007, Uranium One entered into a definitive agreement with U.S. Energy Corp. for the purchase of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information for consideration equal to 6,607,605 Uranium One common shares plus the sum of $750,000 in cash paid by Uranium One on the execution of a July 2006 exclusivity agreement with the vendor. The purchase agreement provides for further payments by Uranium One of $20.0 million upon the Shootaring Canyon Mill reaching commercial production and $7.5 million on the first delivery to the Mill after commercial production of mineralized material from any of the purchased properties. In addition, U.S. Energy Corp. will receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of $12.5 million.

22 SUBSEQUENT EVENTS (continued)

The purchase agreement also provides for the assignment of U.S. Energy Corp's right to receive $4.1 million in cash and 1.5 million common shares of Uranium Power Corp. ("UPC") under a purchase and related joint venture agreement between U.S. Energy and UPC relating to certain of the purchased properties for a cash payment equal to a 5.25% annual discount rate applied to $4.1 million plus the value of such shares (determined with reference to the weighted average closing price thereof on the TSX Venture Exchange prior to closing). In addition, Uranium One will on closing reimburse U.S. Energy Corp. for certain exploration expenditures relating to the purchased properties and incurred since July 2006.

Closing of the purchase agreement is subject, among other things, to receipt of applicable U.S. state anc federal regulatory approvals

Sweetwater

On January 8, 2007, the Corporation announced that Rio Tinto Energy America, Inc. ("Rio Tinto") has decided to withdraw the Sweetwater uranium mill and related properties from sale in order to re-evaluate whether these should be retained and developed. Rio Tinto has agreed to acquire from the Corporation copies of the third party technical reports prepared for the Corporation as part of its due diligence investigations. The cost incurred by the Corporation in preparation of the technical reports as part of the due diligence investigations, is presented under accounts receivable.

Pitchstone

In January 2007, the Corporation received formal notice from its joint venture partner, Pitchstone Exploration, to the effect that the Corporation had completed the requirements to earn 50% of Pitchstone's interest in five properties located in the Athabasca basin in northern Saskatchewan. Pitchstone further confirmed that a total of $3.4 million in exploration expenditures had been spent on the five properties and that Pitchstone has received the required payments.

Aflease Gold

Subsequent to December 31, 2006, Aflease Gold issued 25 million shares to public shareholders. This share placement further diluted the Corporation's equity interest in Aflease Gold to 67.79%.

Warrants

On February 14, 2007, 1.8 million warrants issued to BMO Nesbitt Burns were exercised at an exercise price of $5.39 for proceeds of $9.7 million.

23 RELATED PARTIES

During the year ended December 31, 2006, Uranium One paid $1.1 million to Davis & Company LLP on account of fees for legal services rendered. The Corporation's executive vice president and general counsel, John Sibley, was a partner of Davis & Company LLP prior to joining Uranium One in September 2006 and also served as a director of Uranium One and its Aflease Gold and Uranium Resources Limited predecessor from April 2003 to June 7, 2006.

24 SEGMENTED INFORMATION

Segmented information is presented in respect of the Corporation's business and geographical segments. The primary format, business segments, is based on the Corporation's management and internal reporting structure.

Inter-segment reporting is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income earning assets and revenue, interest-bearing loans, borrowing and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more that one period.

For the year ended December 31, 2006:

	Africa	Australia	Canada	Aflease Gold	Eliminations	TOTAL
			Corporate and			
Business	**Uranium**	**Uranium**	**Uranium**	**Gold**		
	US$'000	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**
Gold Sales	**3,336**	-	-	-	-	**3,336**
Cost of Sales	(7,701)	-	-	-	-	(7,701)
Gross loss	**(4,365)**	-	-	-	-	**(4,365)**
Sundry income	567	218	-	42	-	827
General and administrative expenditure	(3,927)	(2,288)	(6,336)	(1,888)	-	(14,439)
Share options expensed	(4,138)	(344)	(6,122)	(241)	-	(10,845)
Restricted shares expensed	(134)	(19)	(1,214)	-	-	(1,367)
Exploration expenditure	(5,555)	(2,180)	-	(1,499)	-	(9,234)
Impairment of property, plant and equipment	(11,049)	-	(89)	(173)	-	(11,311)
Operating loss	**(28,601)**	**(4,613)**	**(13,761)**	**(3,759)**	**-**	**(50,734)**
Interest received	1,404	129	3,466	245	-	5,244
Interest paid	(2,601)	(3)	(429)	(6)	-	(3,039)
Dilution gain on disposal of investments	34,943	-	-	-	(17,428)	17,515
Foreign exchange loss on cash and cash equivalents	-	-	(11,905)	-	-	(11,905)
Non-controlling interest in earnings of subsidiary	-	-	-	-	878	878
Loss before income taxes	**5,145**	**(4,487)**	**(22,629)**	**(3,520)**	**(16,550)**	**(42,041)**
Provision for income taxes	(1,022)	-	(26)	(17)	-	(1,065)
Net loss	**4,123**	**(4,487)**	**(22,655)**	**(3,537)**	**(16,550)**	**(43,106)**
Total assets	**224,467**	**13,288**	**844,413**	**33,852**	**(473,696)**	**642,324**
Total liabilities	**186,129**	**43,336**	**109,920**	**8,418**	**(118,781)**	**229,022**
Other segment items						
Capital expenditure	115,285	1,814	1,964	7,109	-	126,172

24 SEGMENTED INFORMATION (continued)

For the year ended December 31, 2005:

	Africa	Australia	Canada	New	Eliminations	TOTAL
			Corporate and	Kleinfontein		
Business	**Uranium**	**Uranium**	**Uranium**	**Gold**		
	US$'000	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**
Gold Sales	**2,730**	-	-	-	-	**2,730**
Cost of Sales	(6,915)	(180)	(2)	(124)	-	(7,221)
Gross loss	**(4,185)**	**(180)**	**(2)**	**(124)**	-	**(4,491)**
Sundry income	768	2	-	-	-	770
General and administrative expenditure	(5,558)	151	(106)	(26)	-	(5,539)
Share options expensed	(7,052)	-	(188)	-	-	(7,240)
Exploration expenditure	(10,342)	-	(677)	-	-	(11,019)
Other net income/(costs)	265	-	-	-	-	265
Operating loss	**(26,104)**	**(27)**	**(973)**	**(150)**	-	**(27,254)**
Interest received	1,042	-	11	12	-	1,065
Interest paid	(2,458)	-	-	(22)	-	(2,480)
Profit on disposal of investments	89	-	-	(62)	-	27
Fair value adjustment of listed investments	(2,169)	-	-	-	-	(2,169)
Impairment of investments	(10,929)	-	-	-	-	(10,929)
Loss before income taxes	**(40,529)**	**(27)**	**(962)**	**(222)**	-	**(41,740)**
Provision for income taxes	-	-	-	-	-	-
Net loss	**(40,529)**	**(27)**	**(962)**	**(222)**	-	**(41,740)**
Total assets	**59,616**	**22,086**	**444,592**	**1,509**	**(348,878)**	**178,925**
Total liabilities	**17,931**	**29,915**	**1,926**	**2,247**	**(7,720)**	**44,300**
Other segment items						
Capital expenditure	14,688	74	-	-	-	14,762

corporate information

Corporate Office
sxr Uranium One Inc.
Block A, Empire Park
55 Empire Road, Parktown
South Africa, 2193
Telephone: +27 (11) 482-3605
Facsimile: +27 (11) 482-3604
E-mail: info@uranium1.com
Website: www.uranium1.com

Canadian Office
sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2
Telephone: (416) 350-3657
Facsimile: (416) 363-6806
E-mail: info@uranium1.com
Website: www.uranium1.com

Australian Office
Southern Cross Resources Australia (Pty) Ltd.
75a Magill Road, Stepney
South Australia, 5069
Telephone: (61-8) 8363-7006
Facsimile: (61-8) 8363-7009
E-mail: info@uranium1.com
Website: www.uranium1.com

Registrar and Transfer Agent
Computershare Investor Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Telephone: (416) 981-9500
Facsimile: (416) 981-9800

Auditors
PricewaterhouseCoopers LLP
Royal Trust Tower, TD Centre
77 King Street West
Toronto, Ontario M5K 1G8
Telephone: (416) 863 1133
Facsimile: (416) 814 3220

Legal Counsel
Fasken Martineau DuMoulin LLP
Toronto Dominion Bank Tower
Toronto-Dominion Centre
66 Wellington Street West, Suite 4200
Toronto, Ontario M5K 1N6
Telephone: (416) 366 8381
Facsimile: (416) 364 7813

Stock Exchange Listings
The Toronto Stock Exchange
Trading Symbol: SXR
The Johannesburg Securities Exchange
Trading Symbol: SXR

END